2022

ANNUAL REPORT

SINCE 1896



PEOPLES FINANCIAL CORPORATION
AND SUBSIDIARIES



PEOPLES FINANCIAL CORPORATION

To Our Shareholders:

On April 13, 1896, a group of Biloxi citizens formed The Peoples Bank for the benefit of personal and small business customers. In the 126 years since our founding, The Peoples Bank and its holding company, Peoples Financial Corporation, which was founded in 1984, have remained committed to the Mississippi Gulf Coast. We proudly stand as a local, community bank serving the financial needs of our friends and neighbors here in South Mississippi.

I am pleased to report on the results of 2022.

Net income for the year ended December 31, 2022 was $8,941,000 compared to net income of $8,911,000 for the year ended December 31, 2021.

During the fourth quarter of 2022, the Company determined that it was more likely than not that it would realize a certain amount of its deferred tax assets. Prior to that time, the Company had recorded a valuation allowance against its net deferred tax asset. As of December 31, 2022, the Company no longer has a net operating loss carryforward and its expectations of future taxable income indicate that reversal of a portion of the valuation allowance was appropriate. Accordingly, a net income tax benefit of approximately $2.4 million was recorded in the fourth quarter of 2022.

In 2021 there was a non-recurring reduction in the allowance for loan losses of $5,663,000. This reduction was largely the result of recoveries of $4,838,000 during 2021 related to a previously charged off loan. Results in 2021 also included the settlement of a lawsuit for $1,125,000, $486,000 of which was recovered at the end of 2022. If these non-recurring transactions were removed from the 2022 and 2021 results, the Company's, income improved in 2022 over 2021 due to higher interest income on securities and overnight fed funds and the recognition of the deferred tax benefit.

Improving asset quality has been a primary goal of the company since the 2008 recession. During 2022, we achieved several important milestones:

- Nonaccrual loans have been reduced from their high of $57,500,000 in 2011 to $1,441,000 at December 31, 2022.

- Other real estate was reduced from $9,900,000 in 2015 to $259,000 at December 31, 2022.

Our management team continues to implement our strategic plan. Our key objectives of the plan include improving financial results and maximizing shareholder value over the long-term. During 2022, these efforts included:

- Pursuing strategies to increase outstanding loans by seeking opportunities in new markets in our trade area and out of area and seeking participations with similar financial institutions.

- Continue to focus on those efforts that result in reduction of past due loans, nonaccruals, and other real estate.

- Improving the efficiency ratio to the average efficiency ratio of the bank's composite PEER group over the next ten years. Strategies will include promoting technology to enhance operational effectiveness and product offerings, continued evaluation of opportunities to increase non-interest income and reduce non-interest expense and evaluation of existing branch footprint.

- Increasing annual earnings to a return on average assets of 1.00% within three years. Strategies will emphasize achieving sustained earnings.

- Providing increased semi-annual dividends to our shareholders based on a consistent payout of sustained profits. In 2022, the company paid a semiannual dividend of $ .09 per share in March and a semiannual dividend of $.10 in November.

- Continue a stock repurchase program but not to exceed $1,000,000 annually or approximately 65,000 shares, more information to follow after the excise tax rules are finalized.

- Implementing an enhanced succession strategy for key/senior management positions. The recent retirement of several senior managers has provided an opportunity for promotions for other officers as well as potential for new strategies within those areas.

- Renovations on our asset management and trust department and place more emphasis on wealth management, the first step was taken by the acquisition of Trustmark's corporate trust business.

Your Company has worked diligently over the last few years to improve and expand our business continuity and disaster recovery capabilities. Three years ago, we established a hot site in C Spire's state of the art facility in Starkville, MS. During 2021, we completed a transition to a new data center at our main office location. This new center includes upgrades designed to provide the latest in functionality and security to ensure our ability to maintain our operations.

Throughout our 126-year history, we have upheld their vision of serving those in our Mississippi Gulf Coast community. These many years have seen challenges, including hurricanes, depressions, recessions, oil spills, pandemics and other disasters, that have impacted our friends and neighbors. One constant throughout has been the strength and stability of The Peoples Bank which comes from our strong capital foundation. This is the foundation that makes your long-term investment in our Company safe through tumultuous times. We thank our shareholders, employees, directors and customers for being part of that mission here in our home, in South Mississippi.

Sincerely yours,

Chevis C. Swetman
Chairman, President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Peoples Financial Corporation (the "Company") is a one-bank holding company headquartered in Biloxi, Mississippi. The following presents Management's discussion and analysis of the consolidated financial condition and results of operations of the Company and its consolidated subsidiaries for the years ended December 31, 2022, 2021 and 2020. These comments highlight the significant events for these years and should be considered in combination with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report.

FORWARD-LOOKING INFORMATION

Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage corporations to provide information about a company's anticipated future financial performance. This act provides a safe harbor for such disclosure which protects the companies from unwarranted litigation if actual results are different from management expectations. This report contains forward-looking statements and reflects industry conditions, company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties which could cause the Company's actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements. Such factors and uncertainties include, but are not limited to: the effects of changes in interest rates and market prices, changes in local economic and business conditions, increased competition for deposits and loans, a deviation in actual experience from the underlying assumptions used to determine and establish the allowance for loan losses, changes in the availability of funds resulting from reduced liquidity, changes in statutes, government regulations or regulatory policies and practices in general and specifically acts of terrorism, weather or other events beyond the Company's control.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") issued new accounting standards updates in 2022, which are disclosed in Note A to the Consolidated Financial Statements. The Company does not expect that the update discussed in the Notes will have a material impact on its financial position, results of operations or cash flows. Further disclosure relating to this and other updates is included in Note A.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates these estimates and assumptions on an on-going basis using historical experience and other factors, including the current economic environment. We adjust such estimates and assumptions when facts and circumstances dictate. Certain critical accounting policies affect the more significant estimates and assumptions used in the preparation of the consolidated financial statements.

Investments

Investments which are classified as available for sale are stated at fair value. A decline in the market value of an investment below cost that is deemed to be other-than-temporary is charged to earnings for the decline in value deemed to be credit related and a new cost basis in the security is established. The decline in value attributed to non-credit related factors is recognized in other comprehensive income. The determination of the fair value of securities may require Management to develop estimates and assumptions regarding the amount and timing of cash flows.

Allowance for Loan Losses

The Company's allowance for loan losses ("ALL") reflects the estimated losses resulting from the inability of its borrowers to make loan payments. The ALL is established and maintained at an amount sufficient to cover the estimated loss associated with the loan portfolio of the Company as of the date of the financial statements. Credit losses arise not only from credit risk, but also from other risks inherent in the lending process including, but not limited to, collateral risk, operation risk, concentration risk and economic risk. As such, all related risks of lending are considered when assessing the adequacy of the ALL. On a quarterly basis, Management estimates the probable level of losses to determine whether the allowance is adequate to absorb reasonably foreseeable, anticipated losses in the existing portfolio based on our past loan loss experience, known and inherent risk in the portfolio, adverse situations that may affect the borrowers' ability to repay and the estimated value of any underlying collateral and current economic conditions. Management believes that the ALL is adequate and appropriate for all periods presented in these financial statements. If there was a deterioration of any of the factors considered by Management in evaluating the ALL, the estimate of loss would be updated, and additional provisions for loan losses may be required. The analysis divides the portfolio into two segments: a pool analysis of loans based upon a five-year average loss history which is updated on a quarterly basis and which may be adjusted by qualitative factors by loan type and a specific reserve analysis for those loans considered impaired under GAAP. All credit relationships with an outstanding balance of $100,000 or greater that are included in Management's loan watch list are individually reviewed for impairment. All losses are charged to the ALL when the loss actually occurs or when a determination is made that a loss is likely to occur; recoveries are credited to the ALL at the time of receipt.

Other Real Estate

Other real estate ("ORE") includes real estate acquired through foreclosure. Each other real estate property is carried at fair value, less estimated costs to sell. Fair value is principally based on appraisals performed by third-party valuation specialists. If Management determines that the fair value of a property has decreased subsequent to foreclosure, the Company records a write-down which is included in non-interest expense.

Employee Benefit Plans

Employee benefit plan liabilities and pension costs are determined utilizing actuarially determined present value calculations. The valuation of the benefit obligation and net periodic expense is considered critical, as it requires Management and its actuaries to make estimates regarding the amount and timing of expected cash outflows including assumptions about mortality, expected service periods and the rate of compensation increases.

Income Taxes

GAAP requires the asset and liability approach for financial accounting and reporting for deferred income taxes. We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. See Note I to the Consolidated Financial Statements for additional details. As part of the process of preparing our consolidated financial statements, the Company is required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as the provision for the allowance for loan losses, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated statement of condition. We must also assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. To the extent the Company establishes a valuation allowance or adjusts this allowance in a period, we must include an expense within the tax provision in the consolidated statement of income.

GAAP Reconciliation and Explanation

This report contains non-GAAP financial measures determined by methods other than in accordance with GAAP. Such non-GAAP financial measures include taxable equivalent interest income and taxable equivalent net interest income. Management uses these non-GAAP financial measures because it believes they are useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results, as well as comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. A reconciliation of these operating performance measures to GAAP performance measures for the years ended December 31, 2022, 2021 and 2020 is included below.

RECONCILIATION OF NON-GAAP PERFORMANCE MEASURES

(in thousands)

Years Ended December 31,	2022	2021	2020
Interest income reconciliation:			
Interest income - taxable equivalent	$ 23,960	$ 20,531	$ 19,470
Taxable equivalent adjustment	(252)	(239)	(162)
Interest income (GAAP)	$ 23,708	$ 20,292	$ 19,308
Net interest income reconciliation:			
Net interest income - taxable equivalent	$ 21,802	$ 19,701	$ 17,889
Taxable equivalent adjustment	(252)	(239)	(162)
Net interest income (GAAP)	$ 21,550	$ 19,462	$ 17,727

OVERVIEW

The Company is a community bank serving the financial and trust needs of its customers in our trade area, which is defined as those portions of Mississippi, Louisiana and Alabama which are within a fifty mile radius of the Waveland, Wiggins and Gautier branches, the bank subsidiary's three most outlying locations. Maintaining a strong core deposit base and providing commercial and real estate lending in our trade area are the traditional focuses of the Company. Growth has largely been achieved through de novo branching activity, and it is expected that these strategies will continue to be emphasized in the future.

The World Health Organization declared the coronavirus COVID-19 ("COVID-19") a pandemic in March 2020. Although many businesses have been able to remain in operation, they continue to have staffing challenges and supply chain disruptions. The Company has had no significant impact on income or loan repayments due to the pandemic. Concerns about inflation and its potential impact on the economy and individual households are among the issues being considered by the Federal Reserve. Raising the Federal funds rate has been a strategy pursued in 2022 to address this issue. The Federal Reserve has raised interest rates a total of 425 basis points during 2022 in an effort to promote maximum employment, keep prices stable and have moderate long-term interest rates.

Assisting our customers during the pandemic was a priority. The Company granted modifications by extending payments 90 days or allowing interest only payments to certain customers as a result of the economic challenges of business closures and unemployment resulting from COVID-19. We also actively participated in the Paycheck Protection Program ("PPP"), a specific stimulus resource designed to provide assistance to small businesses. The Company recorded loan fees associated with the PPP loan program in the amount of approximately $125,000 in 2022 and $958,000 in 2021.

The Company reported net income of $8,941,000 for 2022 compared with net income of $8,911,000 for 2021 compared with a net loss of $2,558,000 for 2020, respectively. Results in 2022 included an increase in net interest income an increase in the allowance for loans losses which were partially offset by an increase in non-interest income, a decrease in non-interest expense, and the recording of a large tax benefit as compared with 2021. Results in 2021 included a large reduction in the allowance for loan losses which was partially offset by a decrease in non-interest income and an increase in non-interest expense as compared with 2020.

Managing the net interest margin is a key component of the Company's earnings strategy. The Federal Reserve increased rates by 75 basis points in September and November of 2022 and increased rates by another 50 basis point in December 2022 in an attempt to slow inflation. The Company adopted new investment strategies in 2022 and 2021 to improve yields on its securities while not compromising duration or credit risk. As a result, total interest income increased $3,416,000 in 2022 as compared with 2021. The increase in rates increased total interest expense $1,328,000 in 2022 as compared with 2021. In March 2020, the Federal Reserve reduced rates by 150 basis points in two emergency moves to respond to the unprecedented economic disruptions of the COVID-19 pandemic. As a result, total interest income increased $984,000 in 2021 as compared with 2020. The reduction in rates decreased total interest expense $751,000 in 2021 as compared with 2020.

Monitoring asset quality, estimating potential losses in our loan portfolio and addressing non-performing loans continue to be a major focus of the Company. An increase in the allowance for loan losses of $80,000 was recorded in 2022 as compared to a reduction in the allowance for loan losses of $5,663,000 in 2021. The reduction during 2021 was the result of a large recovery of previously charged-off principal. The Company is working diligently to address and reduce its non-performing assets. The Company's nonaccrual loans totaled $1,441,000 and $701,000 at December 31, 2022 and 2021, respectively. Most of these loans are collateral-dependent, and the Company has rigorously evaluated the value of its collateral to determine potential losses.

Non-interest income increased $425,000 in 2022 as compared with 2021 results and decreased $781,000 in 2021 as compared with 2020 results. The increase in 2022 was primarily the result of an increase in other income and an increase in trust income related to the recent acquisition. The decrease in 2021 was primarily the result of the prior year including several non-recurring gains. Results for 2020 included non-recurring gains on sales and calls of securities of $539,000, a gain from the redemption of death benefits on bank owned life insurance of $224,000 and a gain from the sale of banking house of $318,000.

Non-interest expense decreased $767,000 in 2022 as compared with 2021 and increased $1,088,000 for 2021 as compared with 2020. The decrease in 2022 was primarily due to a partial recovery in other expense related to a settlement of a lawsuit in 2021. The increase in other expense in 2021 was primarily due to the settlement of a lawsuit for $1,125,000 and other legal and consulting costs associated with the contested 2021 annual shareholders' meeting.

Total assets at December 31, 2022 increased $42,689,000 as compared with December 31, 2021. Total deposits increased $80,942,000 primarily as governmental entities' balances increased due to tax collections. This increase in deposits, as well as the decrease in cash and due from banks of $17,155,000, loans of $1,284,000 and available for sale securities of $26,635,000 funded an increase in held to maturity investments of $85,009,000.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income, the amount by which interest income on loans, investments and other interest-earning assets exceeds interest expense on deposits and other borrowed funds, is the single largest component of the Company's income. Management's objective is to provide the largest possible amount of income while balancing interest rate, credit, liquidity and capital risk. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities combined with changes in market rates of interest directly affect net interest income.

2022 as compared with 2021

The Company's average interest-earning assets increased approximately $106,912,000, or 15%, from approximately $720,224,000 for 2021 to approximately $827,136,000 for 2022. Average taxable held to maturity securities increased approximately $33,831,000, average nontaxable held to maturity securities increased approximately $4,941,000 and average taxable available for sale securities increased approximately $107,166,000 as investment purchases exceeded maturities, sales and calls of these securities. Average loans decreased approximately $27,744,000 as principal payments, paydowns, maturities, and charge-offs on existing loans exceeded new loans. Funds available from the decrease in average loans and the increase in average deposits were used to increase the investment in securities. The average yield on interest-earning assets was 2.90% for 2022 compared with 2.85% for 2021. The yield on average investment securities increased as a result of the increase in prime rate during 2022 as discussed in the Overview. Average interest-bearing liabilities increased approximately $127,566,000, or 26%, from approximately $481,768,000 for 2021 to approximately $609,334,000 for 2022. Average savings and interest-bearing DDA balances increased approximately $120,123,000 primarily as several large public fund customers maintained higher balances with the bank subsidiary and some of the PPP loan proceeds were deposited and maintained in customers' accounts. The average rate paid on interest-bearing liabilities increased from 0.17% for 2021 to 0.35% for 2022. This increase was the result of increased rates in 2022.

The Company's net interest margin on a tax-equivalent basis, which is net interest income as a percentage of average earning assets, was 2.74% for 2021 as compared with 2.64% for 2022.

2021 as compared with 2020

The Company's average interest-earning assets increased approximately $122,058,000, or 20%, from approximately $598,166,000 for 2020 to approximately $720,224,000 for 2021. Average taxable held to maturity securities increased approximately $23,567,000, average nontaxable held to maturity securities increased approximately $16,631,000 and average taxable available for sale securities increased approximately $91,853,000 as investment purchases exceeded maturities, sales and calls of these securities. Average loans decreased approximately $17,680,000 as principal payments, particularly on PPP loans, maturities, charge-offs and foreclosures on existing loans exceeded new loans. Funds available from the decrease in average loans and the increase in average deposits were used to increase the investment in securities. The average yield on interest-earning assets was 3.25% for 2020 compared with 2.85% for 2021. The yield on average investment securities decreased as a result of the decrease in prime rate during 2020 as discussed in the Overview.

Average interest-bearing liabilities increased approximately $83,037,000, or 21%, from approximately $398,731,000 for 2020 to approximately $481,768,000 for 2021. Average savings and interest-bearing DDA balances increased approximately $82,861,000 primarily as several large public fund customers maintained higher balances with the bank subsidiary and some of the PPP loan proceeds were deposited and maintained in customers' accounts. The average rate paid on interest-bearing liabilities decreased from .40% for 2020 to .17% for 2021. This decrease was the result of decreased rates in 2020.

The Company's net interest margin on a tax-equivalent basis, which is net interest income as a percentage of average earning assets, was 2.99% for 2020 as compared with 2.74% for 2021.

The tables below analyze the changes in tax-equivalent net interest income for the years ended December 31, 2022, 2021 and 2020.

ANALYSIS OF AVERAGE BALANCES, INTEREST EARNED/PAID AND YIELD

(in thousands)

	2022			2021			2020		
	Average Balance	Interest Earned/Paid	Rate	Average Balance	Interest Earned/Paid	Rate	Average Balance	Interest Earned/Paid	Rate
Loans (1)(2)................	$ 235,801	$ 11,135	4.72%	$ 263,545	$ 12,592	4.78%	$ 281,225	$ 13,076	4.65%
Balances due from depository institutions	49,191	408	0.83%	64,415	95	0.15%	56,103	227	0.40%
Held to maturity:..........									
Taxable.....................	105,047	2,713	2.58%	66,216	1,702	2.57%	42,649	1,235	2.90%
Non taxable (3)..........	37,557	1,050	2.79%	32,616	952	2.92%	15,985	525	3.28%
Available for sale:........									
Taxable.....................	392,645	8,482	2.16%	285,479	5,004	1.75%	193,626	4,140	2.14%
Non taxable (3)..........	4,740	145	3.07%	5,802	178	3.07%	6,425	240	3.74%
Other.........................	2,155	27	1.25%	2,151	8	0.37%	2,153	27	1.25%
Total............................	$ 827,136	$ 23,960	2.90%	$ 720,224	$ 20,531	2.85%	$ 598,166	$ 19,470	3.25%
Savings and interest-bearing DDA.............	$ 527,273	$ 1,636	0.31%	$ 407,150	$ 525	0.13%	$ 324,289	$ 833	0.26%
Time deposits	78,392	349	0.45%	73,399	281	0.37%	72,782	716	0.98%
Borrowings from FHLB	3,669	173	4.72%	1,219	24	1.97%	1,660	32	1.93%
Total............................	$ 609,334	$ 2,158	0.35%	$ 481,768	$ 830	0.17%	$ 398,731	$ 1,581	0.40%
Net tax-equivalent Spread.......................			2.55%			2.68%			2.85%
Net tax-equivalent margin on earning assets			2.64%			2.74%			2.99%

(1) Loan fees of $659, $1,444 and $814 for 2022, 2021 and 2020, respectively, are included in these figures. Of the loan fees recognized in 2022, 2021 and 2020, $125, $958 and $448, respectively, were related to PPP loans.

(2) Includes nonaccrual loans.

(3) All interest earned is reported on a taxable equivalent basis using a tax rate of 21% in 2022, 2021 and 2020. See disclosure of Non-GAAP financial measures on pages 2 and 3.

ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE

(in thousands)

| | For the Year Ended December 31, 2022 Compared With December 31, 2021 | | | |
	Volume	Rate	Rate/Volume	Total
Interest earned on:				
Loans	$ (1,326)	$ (147)	$ 15	$ (1,458)
Balances due from depository institutions	(22)	439	(104)	313
Held to maturity securities:				
Taxable	998	8	5	1,011
Non taxable	144	(41)	(6)	97
Available for sale securities:				
Taxable	1,878	1,163	437	3,478
Non taxable	(33)			(33)
Other		19		19
Total	$ 1,639	$ 1,441	$ 347	$ 3,427
Interest paid on:				
Savings and interest-bearing DDA	$ 155	$ 738	$ 218	$ 1,111
Time deposits	19	46	3	68
Borrowings from FHLB	48	33	67	148
Total	$ 222	$ 817	$ 288	$ 1,327

ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE

(in thousands)

| | For the Year Ended December 31, 2021 Compared With December 31, 2020 | | | |
	Volume	Rate	Rate/Volume	Total
Interest earned on:				
Loans	$ (822)	$ 361	$ (23)	$ (484)
Balances due from depository institutions	34	(144)	(22)	(132)
Held to maturity securities:				
Taxable	682	(139)	(76)	467
Non taxable	546	(58)	(61)	427
Available for sale securities:				
Taxable	1,964	(746)	(354)	864
Non taxable	(23)	(43)	4	(62)
Other		(19)		(19)
Total	$ 2,381	$ (788)	$ (532)	$ 1,061
Interest paid on:				
Savings and interest-bearing DDA	$ 213	$ (415)	$ (106)	$ (308)
Time deposits	6	(437)	(4)	(435)
Borrowings from FHLB	(9)	1		(8)
Total	$ 210	$ (851)	$ (110)	$ (751)

Provision for Allowance for Loan Losses

In the normal course of business, the Company assumes risk in extending credit to its customers. This credit risk is managed through compliance with the loan policy, which is approved by the Board of Directors. The policy establishes guidelines relating to underwriting standards, including but not limited to financial analysis, collateral valuation, lending limits, pricing considerations and loan grading. The Company's Loan Review and Special Assets Departments play key roles in monitoring the loan portfolio and managing problem loans. New loans and, on a periodic basis, existing loans are reviewed to evaluate compliance with the loan policy. Loan customers in concentrated industries such as gaming and hotel/motel, as well as the exposure for out of area; residential and land development; construction and commercial real estate loans, and their direct and indirect impact on the Company's operations are evaluated on a monthly basis. Loan delinquencies and deposit overdrafts are closely monitored in order to identify developing problems as early as possible. Lenders experienced in workout scenarios consult with loan officers and customers to address non-performing loans. A monthly watch list of credits which pose a potential loss to the Company is prepared based on the loan grading system. This list forms the foundation of the Company's allowance for loan loss computation.

Management relies on its guidelines and existing methodology to monitor the performance of its loan portfolio and to identify and estimate potential losses based on the best available information. The potential effect of declines in real estate values and actual losses incurred by the Company were key factors in our analysis. Much of the Company's loan portfolio is collateral-dependent, requiring careful consideration of changes in the value of the collateral. Note A to the Consolidated Financial Statements discloses a summary of the accounting principles applicable to impaired and nonaccrual loans as well as the allowance for loan losses. Note C to the Consolidated Financial Statements presents additional analyses of the composition, aging, credit quality and performance of the loan portfolio as well as the transactions in the allowance for loan losses.

The Company's analysis includes evaluating the current value of collateral securing all nonaccrual loans. Nonaccrual loans totaled $1,441,000 and $701,000 with specific reserves on these loans of $124,000 and $20,000 as of December 31, 2022 and 2021, respectively. The specific reserves allocated to nonaccrual loans are relatively low as collateral values appear sufficient to cover loan losses or the loan balances have been charged down to their realizable value.

Additional consideration was given to the impact of COVID-19 on the loan portfolio. The Company granted modifications by extending payments 90 days or granting interest only payments for 3 – 6 months for certain customers as a result of the economic challenges of business closures and unemployment resulting from COVID-19. These credits were generally current at the time they were modified. In compliance with guidance from the regulatory and accounting authorities, these modifications were not classified as troubled debt restructurings. As of September 30, 2021, all of these modifications had expired and the customers had resumed making regular payments. The Company continues its policy of closely monitoring past due loans and deposit overdrafts which may serve as indicators of performance issues. Proactive outreach to our loan customers has also been emphasized.

In addition to the factors considered when assessing risk in the loan portfolio which are identified in the Note A, the Company included the potential negative impact of COVID-19 on its loan portfolio, particularly the gaming and hotel/motel concentrations, in performing the risk assessment as of December 31, 2021. As of December 31, 2021, a general reserve of approximately $287,000 was allocated to non-classified loans as a result of COVID-19. As of December 31, 2021, no specific reserves were allocated to classified loans as a result of COVID-19, as customers in potentially vulnerable industries have resources through business interruption insurance, proceeds from PPP or other loan programs and/or have been able to begin to return to normal operations. As of December 31, 2022 the Company has not experienced difficulty in repayment of loans due to COVID-19, therefore the factor for the potential negative impact of COVID-19 was removed.

The Company's on-going, systematic evaluation resulted in the Company recording a provision of $80,000 for the allowance for loan losses in 2022 and recording a total provision for (reduction of) the allowance for loan losses of $(5,663,000) and $6,002,000 in 2021 and 2020, respectively. As a result of recoveries of $4,838,000 during 2021, the Company recorded a reduction in the allowance for loan losses. The provision for the allowance for loan losses in 2020 was the direct result of a charge-off of $5,429,000 of one credit that was on nonaccrual and in bankruptcy. This loss is the result of specific events impacting this specific customer and was not related to COVID-19. The allowance for loan losses as a percentage of loans was 1.40%, 1.38% and 1.59% at December 31, 2022, 2021 and 2020, respectively. The Company believes that its allowance for loan losses is appropriate as of December 31, 2022.

The allowance for loan losses is an estimate, and as such, events may occur in the future which may affect its accuracy. The Company anticipates that it is possible that additional information will be gathered in the future which may require an adjustment to the allowance for loan losses. Management will continue to closely monitor its portfolio and take such action as it deems appropriate to accurately report its financial condition and results of operations.

Non-interest Income

2022 as compared with 2021

Total non-interest income increased $425,000 in 2022 as compared with 2021. Trust department income and fees increased $152,000 in 2022 as compared with 2021 as a result of the recent trust acquisition. Other income increased $185,000 in 2022 as compared with 2021. Service charges on deposit accounts increased $33,000 as customer transactions have begun to return to pre-COVID-19 activity.

2021 as compared with 2020

Total non-interest income decreased $781,000 in 2021 as compared with 2020. Results in 2020 included several non-recurring items. These included a gain of $224,000 from the redemption of death benefits on bank owned life insurance and a gain of $318,000 from the sale of banking premises. In addition, gains on liquidation, sales and calls of securities were $539,000 as the Company had opportunities to sell securities which generated gains in 2020 as compared with a loss of $45,000 in 2021. Trust department income and fees increased $154,000 in 2021 as compared with 2020 as a result of new account relationships. Service charges on deposit accounts increased $197,000 as customer transactions have begun to return to pre-COVID-19 activity.

Non-interest Expense

2022 as compared with 2021

Total non-interest expense decreased $767,000 in 2022 as compared with 2021. Salaries and employee benefits increased $727,000 primarily due to merit bonuses and increases in benefits. Net occupancy decreased $163,000 primarily due to decreases in insurance expense in 2022. Other expense decreased $1,322,000 primarily as legal and consulting and other real estate decreased while data processing and ATM expense increased. Legal and consulting costs decreased due to the settlement of a lawsuit for $1,125,000 in 2021 in which a partial recovery was received at the end of 2022 in the amount of $486,000 along with non-recurring expenses in 2021 relating to the contested 2021 annual shareholders' meeting. Other real estate expenses decreased $7,000 as a result of decreased expense of holding and selling ORE in 2022 as compared to 2021. Data processing costs increased $37,000 due to the implementation of new applications in the current year. ATM expense increased $131,000 as a result of costs associated with debit card processing charges since conversion to a new provider.

2021 as compared with 2020

Total non-interest expense increased $1,088,000 in 2021 as compared with 2020. Salaries and employee benefits increased $247,000 primarily due to merit bonuses. Equipment rentals, depreciation and maintenance decreased $130,000 primarily as IT-related equipment became fully depreciated. Other expense increased $918,000 primarily as data processing, legal and accounting and ATM expense increased while other real estate expense decreased. Data processing costs increased $182,000 due to the implementation of new applications in the current year. Legal and accounting costs increased $1,398,000 due to the settlement of a lawsuit for $1,125,000 and non-recurring legal and consulting costs relating to the contested 2021 annual shareholders' meeting. ATM expense increased $167,000 as a result of costs associated with debit card processing charges since conversion to a new provider. Other real estate costs decreased $958,000 as a result of decreased write-downs and other expense of holding and selling ORE in 2021 as compared with 2020.

Income Taxes

During 2014, Management established a valuation allowance against its net deferred tax asset of approximately $8,140,000. As of December 31, 2021, and 2020, the valuation allowance was still in place. The 2018 Tax Cuts and Jobs Act began limiting NOL usage to 80% of taxable income, which resulted in the Company recording income tax expense for 2021.

During the fourth quarter of 2022, the Company determined that it was more likely than not that it would realize a certain amount of its deferred tax assets. As of December 31, 2022, the Company no longer has a net operating loss carryforward and its projections of future income indicate that reversal of a portion of the valuation allowance was appropriate. Accordingly, an income tax benefit of $2,446,000 was recorded in the fourth quarter of 2022.

Note I to the Consolidated Financial Statements presents a reconciliation of income taxes for these three years and further analysis of the valuation allowance.

FINANCIAL CONDITION

Cash and due from banks decreased $17,155,000 at December 31, 2022 compared with December 31, 2021 as the Company utilized some of its excess liquidity to fund investment purchases.

Available for sale securities decreased $26,635,000 and held to maturity securities increased $85,009,000, respectively at December 31, 2022 compared with December 31, 2021 as the Company increased its held to maturity investment purchases, which were funded by using funds available from cash and due from banks, decreased loans and the increase in deposits.

Gross loans decreased $1,284,000 at December 31, 2022 compared with December 31, 2021, as principal payments, particularly from PPP loan forgiveness, maturities, and charge-offs on existing loans outpaced new loans.

Total deposits increased $80,942,000 at December 31, 2022, as compared with December 31, 2021. Typically, significant increases or decreases in total deposits and/or significant fluctuations among the different types of deposits from year to year are anticipated by Management as customers in the casino industry and county and municipal entities reallocate their resources periodically.

SHAREHOLDERS' EQUITY AND CAPITAL ADEQUACY

Strength, security and stability have been the hallmark of the Company since its founding in 1985 and of its bank subsidiary since its founding in 1896. A strong capital foundation is fundamental to the continuing prosperity of the Company and the security of its customers and shareholders. The primary and risk-based capital ratios are important indicators of the strength of a Company's capital. These figures are presented in the Five-Year Comparative Summary of Selected Financial Information. The Company has established the goal of being classified as "well-capitalized" by the banking regulatory authorities.

Significant transactions affecting shareholders' equity during 2022 are described in Note J to the Consolidated Financial Statements. The Statement of Changes in Shareholders' Equity also presents all activity in the Company's equity accounts.

LIQUIDITY

Liquidity represents the Company's ability to adequately provide funds to satisfy demands from depositors, borrowers and other commitments by either converting assets to cash or accessing new or existing sources of funds. Note L to the Consolidated Financial Statements discloses information relating to financial instruments with off-balance-sheet risk, including letters of credit and outstanding unused loan commitments. The Company closely monitors the potential effects of funding these commitments on its liquidity position. Management monitors these funding requirements in such a manner as to satisfy these demands and to provide the maximum return on its earning assets.

The Company monitors and manages its liquidity position diligently through a number of methods, including through the computation of liquidity risk targets and the preparation of various analyses of its funding sources and utilization of those sources on a monthly basis. The Company also uses proforma liquidity projections which are updated on a continuous basis in the management of its liquidity needs and also conducts contingency testing on its liquidity plan. The Company has also been approved to participate in the Federal Reserve's Discount Window Primary Credit Program, which it intends to use only as a contingency. Management carefully monitors its liquidity needs, particularly relating to potentially volatile deposits, and the Company has encountered no problems with meeting its liquidity needs.

Deposits, payments of principal and interest on loans, proceeds from maturities of investment securities and earnings on investment securities are the principal sources of funds for the Company.

The Company also uses other sources of funds, including borrowings from the FHLB. The Company generally anticipates relying on deposits, purchases of federal funds and borrowings from the FHLB for its liquidity needs in 2023.

The Company actively participated in the PPP, facilitating approximately $23 million and $6 million, respectively, in funding during 2020 and 2021. As an additional liquidity resource, the Company was approved to participate in the Federal Reserve Bank's PPP Liquidity Facility.

OFF-BALANCE SHEET ARRANGEMENTS

The Company is a party to off-balance-sheet arrangements in the normal course of business to meet the financing needs of its customers. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet arrangements. Since some of the commitments and irrevocable letters of credit may expire without being drawn upon, the total amount does not necessarily represent future cash requirements. As discussed previously, the Company carefully monitors its liquidity needs and considers its cash requirements, especially for loan commitments, in making decisions on investments and obtaining funds from its other sources. Further information relating to off-balance-sheet instruments can be found in Note L to the Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Condition
(in thousands except share data)

December 31,		2022		2021
Assets				
Cash and due from banks..	$	32,836	$	49,991
Available for sale securities		350,168		376,803
Held to maturity securities, fair value of $180,050 - 2022; $111,340 – 2021		195,217		110,208
Other investments		350		350
Federal Home Loan Bank Stock, at cost...		2,175		2,153
Loans...		237,878		239,162
Less: Allowance for loan losses..		3,338		3,311
Loans, net...		234,540		235,851
Bank premises and equipment, net of accumulated depreciation.........................		18,499		17,990
Other real estate		259		1,891
Accrued interest receivable..		3,274		2,841
Cash surrender value of life insurance...		20,768		20,150
Intangible asset		600		
Other assets..		2,953		722
Total assets	$	861,639	$	818,950
Liabilities and Shareholders' Equity				
Liabilities:				
Deposits:				
Demand, non-interest bearing	$	198,097	$	193,473
Savings and demand, interest bearing..		546,565		428,411
Time, $250,000 or more..		8,773		43,613
Other time deposits...		32,345		39,341
Total deposits...		785,780		704,838
Borrowings from Federal Home Loan Bank..				889
Employee and director benefit plans liabilities		19,198		19,332
Other liabilities...		1,467		2,162
Total liabilities		806,445		727,221
Shareholders' Equity:				
Common stock, $1 par value, 15,000,000 shares authorized, 4,678,186 shares issued and outstanding at December 31, 2022 and 2021		4,678		4,678
Surplus...		65,780		65,780
Undivided profits...		31,154		23,102
Accumulated other comprehensive income (loss)...		(46,418)		(1,831)
Total shareholders' equity		55,194		91,729
Total liabilities and shareholders' equity	$	861,639	$	818,950

See Notes to Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Operations
(in thousands except per share data)

Years Ended December 31,	2022		2021		2020	
Interest income:						
Interest and fees on loans..	$	11,135	$	12,592	$	13,076
Interest and dividends on securities:						
U. S. Treasuries		3,173		663		657
U.S. Government agencies				95		199
Mortgage-backed securities................................		2,586		2,076		2,530
Collateralized mortgage obligations....................		1,919		860		466
States and political subdivisions		4,460		3,903		2,126
Other investments		27		8		27
Interest on balances due from depository institutions		408		95		227
Total interest income..		23,708		20,292		19,308
Interest expense:						
Deposits...		1,985		806		1,549
Borrowings from Federal Home Loan Bank		173		24		32
Total interest expense......................................		2,158		830		1,581
Net interest income		21,550		19,462		17,727
Provision for (reduction of) allowance for loan losses		80		(5,663)		6,002
Net interest income after provision for (reduction of) allowance for loan losses......................................	$	21,470	$	25,125	$	11,725
Non-interest income:						
Trust department income and fees..	$	2,001	$	1,849	$	1,695
Service charges on deposit accounts....................................		3,678		3,645		3,448
(Loss) gain on liquidation, sales and calls of securities...........				(45)		539
Increase in cash surrender value of life insurance...................		445		435		484
Gain from death benefits from life insurance						224
Gain on sale of buildings						318
Other income		771		586		543
Total non-interest income..		6,895		6,470		7,251
Non-interest expense:						
Salaries and employee benefits		11,341		10,614		10,367
Net occupancy..		1,755		1,918		1,865
Equipment rentals, depreciation, and maintenance.................		2,905		2,914		3,044
Other expense		5,854		7,176		6,258
Total non-interest expense...		21,855		22,622		21,534
Income (loss) before income taxes.......................................		6,510		8,973		(2,558)
Income tax (benefit) expense...		(2,431)		62		
Net income (loss)..	$	8,941	$	8,911	$	(2,558)
Basic and diluted earnings (loss) per share..........................	$	1.91	$	1.84	$	(.52)
Dividends declared per share..	$	.19	$	.16	$	.02

See Notes to Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Comprehensive (Loss) Income
(in thousands)

Years Ended December 31,	2022	2021	2020
Net income (loss)...	$ 8,941	$ 8,911	$ (2,558)
Other comprehensive (loss) income:			
Net unrealized (loss) gain on available for sale securities............	(45,600)	(7,519)	4,225
Reclassification adjustment for realized losses (gains) on available for sale securities called or sold in current year..........		45	(539)
Gain (loss) from unfunded post-retirement benefit obligation......	1,013	(229)	(359)
Total other comprehensive (loss) income	(44,587)	(7,703)	3,327
Total comprehensive (loss) income	$ (35,646)	$ 1,208	$ 769

See Notes to Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
(in thousands except share and per share data)

	Number of Common Shares	Common Stock		Surplus		Undivided Profits		Accumulated Other Comprehensive Income (Loss)		Total	
Balance, January 1, 2021	4,878,557	$	4,879	$	65,780	$	18,140	$	5,872	$	94,671
Net income............................							8,911				8,911
Cash dividend ($.16 per share)							(769)				(769)
Other comprehensive loss........									(7,703)		(7,703)
Stock repurchase....................	(200,371)		(201)				(3,180)				(3,381)
Balance, December 31, 2021..	4,678,186		4,678		65,780		23,102		(1,831)		91,729
Net income............................							8,941				8,941
Cash dividend ($.19 per share)							(889)				(889)
Other comprehensive loss........									(44,587)		(44,587)
Balance, December 31, 2022..	4,678,186	$	4,678	$	65,780	$	31,154	$	(46,418)	$	55,194

See Notes to Consolidated Financial Statements.

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

Years Ended December 31,	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 8,941	$ 8,911	$ (2,558)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	1,664	1,681	1,811
Provision for (reduction of) allowance for loan losses	80	(5,663)	6,002
Write-down of other real estate	155	299	661
(Gain) loss on sales of other real estate	(87)	(284)	103
Amortization of intangible asset	21		
(Accretion) amortization of available for sale securities	(12)	412	(29)
Amortization of held to maturity securities	71	442	271
Loss (gain) on liquidation, sales and calls of securities		45	(539)
Gain on sale of bank premises and equipment			(318)
Increase in cash surrender value of life insurance	(445)	(434)	(483)
Gain from death benefits from life insurance			(224)
Change in accrued interest receivable	(433)	(741)	(413)
Change in deferred tax benefit	(2,446)		
Change in other assets	215	344	214
Change in employee and director benefit plan liabilities and other liabilities	184	(428)	1,424
Net cash provided by operating activities	$ 7,908	$ 4,584	$ 5,922

Peoples Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows (continued)
(in thousands)

Years Ended December 31,	2022	2021	2020
Cash flows from investing activities:			
Proceeds from maturities, liquidation, sales and calls of available for sale securities	$ 89,879	$ 54,627	$ 183,726
Purchases of available for sale securities	(108,832)	(259,231)	(163,291)
Proceeds from maturities of held to maturity securities	23,751	4,937	9,365
Purchases of held to maturity securities	(108,831)	(39,899)	(33,093)
Purchase of Federal Home Loan Bank Stock	(22)	(4)	(20)
Proceeds from sales of other real estate	1,564	1,583	3,890
Proceeds from insurance on other real estate			77
Purchase of trust department book of business	(621)		
Loans, net change	1,231	43,793	(16,008)
Acquisition of bank premises and equipment	(2,173)	(1,944)	(441)
Proceeds from sale of bank premises and equipment			547
Investment in cash surrender value of life insurance	(173)	(107)	(69)
Proceeds from death benefits from life insurance			548
Net cash used by investing activities	(104,227)	(196,245)	(14,769)
Cash flows from financing activities:			
Demand and savings deposits, net change	122,778	132,450	103,689
Time deposits, net change	(41,836)	21,890	(29,334)
Cash dividends paid	(889)	(769)	(98)
Stock repurchase		(3,381)	(735)
Borrowings from Federal Home Loan Bank	567,750	79,523	59,500
Repayments to Federal Home Loan Bank	(568,639)	(79,603)	(62,057)
Net cash provided by financing activities	79,164	150,110	70,965
Net (decrease) increase in cash and cash equivalents	(17,155)	(41,551)	62,118
Cash and cash equivalents, beginning of year	49,991	91,542	29,424
Cash and cash equivalents, end of year	$ 32,836	$ 49,991	$ 91,542

See Notes to Consolidated Financial Statements.

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business of The Company

Peoples Financial Corporation (the "Company") is a one-bank holding company headquartered in Biloxi, Mississippi. Its two subsidiaries are The Peoples Bank, Biloxi, Mississippi (the "Bank"), and PFC Service Corp. Its principal subsidiary is the Bank, which provides a full range of banking, financial and trust services to state, county and local government entities and individuals and small and commercial businesses operating in those portions of Mississippi, Louisiana and Alabama which are within a fifty mile radius of the Waveland, Wiggins and Gautier branches, the Bank's three most outlying locations (the "trade area").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Accounting

The Company and its subsidiaries recognize assets and liabilities, and income and expense, on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of other real estate acquired in connection with foreclosure or in satisfaction of loans, assumptions relating to employee and director benefit plan liabilities and valuation allowances associated with the realization of deferred tax assets, which are based on future taxable income.

Revenue Recognition

Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606),* prescribes the process related to the recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 excludes revenue streams relating to loans and investment securities, which are the major source of revenue for the Company, from its scope. Consistent with this guidance, the Company recognizes non-interest income within the scope of this guidance as services are transferred to its customers in an amount that reflects the consideration it expects to be entitled to in exchange for those services.

Other types of revenue contracts, the income from which is included in non-interest income, that are within the scope of ASU 2014-09 are:

Trust department income and fees: A contract for fiduciary and/or investment administration services on personal trust accounts and corporate trust services. Personal trust fee income is determined as a percentage of assets under management and is recognized over the period the underlying trust is serviced. Corporate trust fee income is recognized over the period the Company provides service to the entity.

Service charges on deposit accounts: The deposit contract obligates the Company to serve as a custodian of the customer's deposited funds and is generally terminable at will by either party. The contract permits the customer to access the funds on deposit and request additional services for which the Company earns a fee, including NSF and analysis charges, related to the deposit account. Income for deposit accounts is recognized over the statement cycle period (typically on a monthly basis) or at the time the service is provided, if additional services are requested.

ATM fee income: A contract between the Company, as a card-issuing bank, and its customers whereby the Company receives a transaction fee from the merchant's bank whenever a customer uses a debit or credit card to make a purchase. These fees are earned as the service is provided (i.e., when the customer uses a debit or ATM card).

Other non-interest income: Other non-interest income includes several items, such as wire transfer income, check cashing fees, gain (loss) from sales of other real estate, the increase in cash surrender value of life insurance, rental income from bank properties and safe deposit box rental fees. This income is generally recognized at the time the service is provided and/or the income is earned.

Revision of Prior Period Financial Statements

During 2022, the Company recorded two error corrections in previously issued financial statements. The first error correction related to accounting for a low-income housing partnership in which the Company was a 99% limited partner. The error is described under Note 1 to the Unaudited Consolidated Financial Statements contained in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2022.

The second error correction was related to the Company's accounting for bank premises and equipment. While reviewing the Company's accruals for depreciation related to certain bank premises and equipment, the Company noticed that it had been over-accruing depreciation expenses beginning in 2006, causing expenses and the accumulation of depreciation in prior periods that were more than what should have been recorded under GAAP.

Each of the errors at each period end represented 3% or less of our shareholders' equity in all prior periods, and the aggregate net effect of the error corrections on shareholders' equity was minimal. In accordance with the guidance set forth in SEC Staff Accounting Bulletin 99, Materiality, and SEC Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financials, the Company concluded that the errors were not material, to any prior periods, the current period or the trend in earnings from a quantitative and qualitative perspective. However, correcting the cumulative effect of the errors in the current period would have resulted in a material misstatement in the current period and, as such, the Company has revised its previously reported financial information contained in our annual report on Form 10-K for the year ended December 31, 2022, to correct the immaterial errors. The Company will also revise previously reported financial information for these immaterial errors in future filings, as applicable.

A summary of revisions to certain previously reported financial information is presented below:

Revised Consolidated Statements of Condition as of December 31, 2021 (in thousands):

	As Reported	Adjustment	As Revised
Other investments	$ 2,404	$ (2,054)	$ 350
Bank premises and equipment, net of accumulated depreciation	$ 15,799	$ 2,191	$ 17,990
Total assets	818,813	137	818,950
Undivided profits	22,965	137	23,102

Revised Consolidated Statements of Shareholders' Equity for the twelve months ended December 31, 2021 (in thousands):

	Twelve Months Ended December 31, 2021		
	As Reported	Adjustment	As Revised
Beginning balance undivided profits	$ 18,335	$ (195)	$ 18,140
Beginning balance total shareholders' equity	94,866	(195)	94,671
Ending balance undivided profits	22,965	137	23,102
Ending balance total shareholders' equity	91,592	137	91,729

Revised Consolidated Income Statements for the twelve months ended December 31, 2021 and 2020 (in thousands):

| | Twelve Months Ended December 31, 2021 | | | | | |
	As Reported		Adjustment		As Revised	
Non-Interest Expense	$	22,954	$	(332)	$	22,622
Net Income		8,579		332		8,911
Basic and diluted earnings (loss) per share		1.77		0.07		1.84

| | Twelve Months Ended December 31, 2020 | | | | | |
	As Reported		Adjustment		As Revised	
Non-Interest Expense	$	21,727	$	(193)	$	21,534
Net Income		(2,751)		193		(2,558)
Basic and diluted earnings (loss) per share		(0.56)		0.04		(0.52)

New Accounting Pronouncements

Accounting Standards Update 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"), is intended to provide financial statement users with more decision-useful information related to expected credit losses on financial instruments and other commitments to extend credit by replacing the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. ASU 2016-13 does not specify the method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. Additionally, the amendments of ASU 2016-13 require that credit losses on available for sale debt securities be presented as an allowance rather than as a write-down.

ASU 2016-13 was originally to become effective for the Company for interim and annual periods beginning after December 15, 2019. In November 2019, the FASB issued Accounting Standards Update 2019 – 10, *Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates* ("ASU 2019–10"). ASU 2019-10 amends the effective date for certain entities, including the Company, for ASU 2016-13, *Financial Instruments – Credit Losses*. Because the Company is a smaller reporting company, ASU 2016-13 is now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. In March 2022, the Financial Accounting Standards Board issued Accounting Standards Update 2022-02 ("ASU 2022-02"), *Financial Instruments-Credit Losses (Topic 326)*. **ASU 2022-02** amends guidance relating to trouble debt restructurings for all entities after they have adopted ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The update is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.

The Company has established a Current Expected Credit Loss (CECL) Committee which includes the appropriate members of management, credit administration and accounting to evaluate the impact this ASU will have on the Company's financial position, results of operations and financial statement disclosures and determine the most appropriate method of implementing this ASU. The Company selected a third-party vendor to provide allowance for loan loss software as well as advisory services in developing a new methodology that would be compliant with ASU 2016-13, and is working with the approved third-party vendor to develop the CECL model and evaluate its impact. The Company ran a parallel calculation under CECL for the last two quarters of 2022 and expects the adoption of this ASU not to have a significant impact to the Company's financial statements. The adjustment is expected to increase the allowance for loan losses by less than 2%.

In August 2021, the Financial Accounting Standards Board issued Accounting Standards Update 2021-06 ("ASU 2021-06"), *Presentation of Financial Statements (Topic 205), Financial Services – Depository and Lending (Topic 942), and Financial Services – Investment Companies (Topic 946)*. The FASB issued **ASU 2021-06** to amend Securities and Exchange Commission ("SEC") paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed

Businesses, and No. 33-10835, Update of Statistical Disclosures for Bank and Savings and Loan Registrants. The update is effective upon issuance. The adoption of this ASU will impact disclosures in the Annual Report on Form 10-K only.

Cash and Due from Banks

For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, balances due from banks, and federal funds sold, all of which mature within ninety days.

Securities

The classification of securities is determined by Management at the time of purchase. Securities are classified as held to maturity when the Company has the positive intent and ability to hold the security until maturity. Securities held to maturity are stated at amortized cost. Securities not classified as held to maturity are classified as available for sale and are stated at fair value. Unrealized gains and losses, net of tax, on these securities are recorded in shareholders' equity as accumulated other comprehensive income. The amortized cost of available for sale securities and held to maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity, determined using the interest method. Such amortization and accretion is included in interest income on securities. A decline in the market value of any investment below cost that is deemed to be other-than-temporary is charged to earnings for the decline in value deemed to be credit related and a new cost basis in the security is established. The decline in value attributed to non-credit related factors is recognized in other comprehensive income. In estimating other-than-temporary losses, Management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and nature of the issuer, the cause of the decline, especially if related to a change in interest rates, and the intent and ability of the Company to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The specific identification method is used to determine realized gains and losses on sales of securities, which are reported as gain (loss) on sales and calls of securities in non-interest income.

Other Investments

The Company is a shareholder of the First National Bankers Bankshares, Inc., a federally insured holding company for First National Bankers Bank and as such owns an investment in its stock. The stock is bought from and sold to the First National Bankers Bankshares, Inc. based on its prevalent book value. The stock does not have a readily determinable fair value and is carried at cost and evaluated for impairment in accordance with GAAP.

Federal Home Loan Bank Stock

The Company is a member of the Federal Home Loan Bank of Dallas ("FHLB") and as such is required to maintain a minimum investment in its stock that varies with the level of FHLB advances outstanding. The stock is bought from and sold to the FHLB based on its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment in accordance with GAAP.

Loans

The loan portfolio consists of commercial and industrial and real estate loans within the Company's trade area that we have the intent and ability to hold for the foreseeable future or until maturity. The loan policy establishes guidelines relating to pricing; repayment terms; collateral standards including loan to value limits, appraisal and environmental standards; lending authority; lending limits and documentation requirements.

Loans are stated at the amount of unpaid principal, reduced by unearned income and the allowance for loan losses. Interest on loans is recognized on a daily basis over the terms of each loan based on the unpaid principal balance. Loan origination fees are recognized as income when received. Revenue from these fees is not material to the financial statements. Fees received for processing Paycheck Protection Program ("PPP") loans, which is a type of loan designed to provide funds to help small businesses impacted by COVID-19 to keep their workers on payroll, are amortized over the life of the loan and recognized in full upon forgiveness.

The Company continuously monitors its relationships with its loan customers in concentrated industries such as gaming and hotel/motel, as well as the exposure for out of area, land development, construction and commercial real estate loans, and their direct and indirect impact on its operations. Loan delinquencies and deposit overdrafts are monitored on a weekly basis in order to identify developing problems as early as possible. On a monthly basis, a watch list of credits based on our loan grading system is prepared. Grades are applied to individual loans based on factors including repayment ability, financial condition of the borrower and payment performance. Loans with lower grades are placed on the watch list of credits. The watch list is the primary tool for monitoring the credit quality of the loan portfolio. Once loans are determined to be past due, the loan officer and the special assets department work vigorously to return the loans to a current status.

The Company places loans on a nonaccrual status when, in the opinion of Management, they possess sufficient uncertainty as to timely collection of interest or principal so as to preclude the recognition in reported earnings of some or all of the contractual interest. Accrued interest on loans classified as nonaccrual is reversed at the time the loans are placed on nonaccrual. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt. The placement of loans on and removal of loans from nonaccrual status must be approved by Management.

Loans which become 90 days delinquent are reviewed relative to collectibility. Unless such loans are in the process of terms revision to bring them to a current status or foreclosure or in the process of collection, these loans are placed on nonaccrual and, if deemed uncollectible, are charged off against the allowance for loan losses. That portion of a loan which is deemed uncollectible will be charged off against the allowance as a partial charge off. All charge offs must be approved by Management and are reported to the Board of Directors.

Allowance for Loan Losses

The allowance for loan losses ("ALL") is a valuation account available to absorb losses on loans.

The ALL is established through provisions for loan losses charged against earnings. Loans deemed to be uncollectible are charged against the ALL, and subsequent recoveries, if any, are credited to the allowance.

The ALL is based on Management's evaluation of the loan portfolio under current economic conditions and is an amount that Management believes will be adequate to absorb probable losses on loans existing at the reporting date. On a quarterly basis, the Company's problem asset committee meets to review the watch list of credits, which is formulated from the loan grading system. Members of this committee include loan officers, collection officers, the special assets director, the chief lending officer, the chief credit officer, the chief financial officer and the chief executive officer. The evaluation includes Management's assessment of several factors: review and evaluation of specific loans, changes in the nature and volume of the loan portfolio, current and anticipated economic conditions and the related impact on specific borrowers and industry groups, a study of loss experience, a review of classified, non-performing and delinquent loans, the estimated value of any underlying collateral, an estimate of the possibility of loss based on the risk characteristics of the portfolio, adverse situations that may affect the borrower's ability to repay and the results of regulatory examinations. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.

The ALL consists of specific and general components. The specific component relates to loans that are classified as impaired. The general component of the allowance relates to loans that are not impaired. Changes to the components of the ALL are recorded as a component of the provision for the allowance for loan losses. Management must approve changes to the ALL and must report its actions to the Board of Directors. The Company believes that its allowance for loan losses is appropriate at December 31, 2022.

The Company considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's impaired loans include troubled debt restructurings and performing and non-performing major loans for which full payment of principal or interest is not expected. Payments received for impaired loans not on nonaccrual status are applied to principal and interest.

All impaired loans are reviewed, at a minimum, on a quarterly basis. The Company calculates the specific allowance required for impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of its collateral. Most of the Company's impaired loans are collateral-dependent.

The fair value of the collateral for collateral-dependent loans is based on appraisals performed by third-party valuation specialists, comparable sales and other estimates of fair value obtained principally from independent sources such as the Multiple Listing Service or county tax assessment valuations, adjusted for estimated selling costs. The Company has a Real Estate Appraisal Policy (the "Policy") which is in compliance with the guidelines set forth in the "Interagency Appraisal and Evaluation Guidelines" which implement Title XI of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the revised "Interagency Appraisal and Evaluation Guidelines" issued in 2010. The Policy further requires that appraisals be in writing and conform to the Uniform Standards of Professional Appraisal Practice ("USPAP"). An appraisal prepared by a state-licensed or state-certified appraiser is required on all new loans secured by real estate in excess of $500,000. Loans secured by real estate in an amount of $500,000 or less, or that qualify for an exemption under FIRREA, must have a summary appraisal report or in-house evaluation, depending on the facts and circumstances. Factors including the assumptions and techniques utilized by the appraiser, which could result in a downward adjustment to the collateral value estimates indicated in the appraisal, are considered by the Company.

When Management determines that a loan is impaired and the loan is collateral-dependent, an evaluation of the fair value of the collateral is performed. The Company maintains established criteria for assessing whether an existing appraisal continues to reflect the fair value of the property for collateral-dependent loans. Appraisals are generally considered to be valid for a period of at least twelve months. However, appraisals that are less than twelve months old may need to be adjusted. Management considers such factors as the property type, property condition, current use of the property, current market conditions and the passage of time when determining the relevance and validity of the most recent appraisal of the property. If Management determines that the most recent appraisal is no longer valid, a new appraisal is ordered from an independent and qualified appraiser.

During the interim period between ordering and receipt of the new appraisal, Management considers if the existing appraisal should be discounted to determine the estimated fair value of collateral. Discounts are applied to the existing appraisal and take into consideration the property type, condition of the property, external market data, internal data, reviews of recently obtained appraisals and evaluations of similar properties, comparable sales of similar properties and tax assessment valuations. When the new appraisal is received and approved by Management, the valuation stated in the appraisal is used as the fair value of the collateral in determining impairment, if any. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is required as a specific component of the allowance for loan losses. Any specific reserves recorded in the interim are adjusted accordingly.

The general component of the ALL is the loss estimated by applying historical loss percentages to non-classified loans which have been divided into segments. These segments include gaming; hotel/motel; real estate, construction; real estate, mortgage; commercial and industrial and all other. The loss percentages are based on each segment's historical five-year average loss experience which may be adjusted by qualitative factors such as changes in the general economy, or economy or real estate market in a particular geographic area or industry.

Management considers the following when assessing risk in the Company's loan portfolio segments: gaming - loans in this segment are primarily susceptible to declines in tourism and general economic conditions; hotel/motel - loans in this segment are primarily susceptible to tourism, declines in occupancy rates, business failure, industry concentrations and general economic conditions; real estate, construction - loans in this segment are primarily susceptible to cost overruns, changes in market demand for property, delay in completion of construction and declining real estate values; real estate, mortgage - loans in this segment are primarily susceptible to general economic conditions, declining real estate values, industry concentrations and business failure; commercial and industrial - loans in this segment are primarily susceptible to general economic conditions, declining real estate values, industry concentrations and business failure; and other - loans in this segment, most of which are consumer loans, are primarily susceptible to regulatory risks, unemployment and general economic conditions.

Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method based on the estimated useful lives of the related assets.

Other Real Estate

Other real estate ("ORE") includes real estate acquired through foreclosure. Each other real estate property is carried at fair value, less estimated costs to sell. Fair value is principally based on appraisals performed by third-party valuation specialists. Any excess of the carrying value of the related loan over the fair value of the real estate at the date of foreclosure is charged against the ALL. Any expense incurred in connection with holding such real estate or resulting from any write-downs in value subsequent to foreclosure is included in non-interest expense. When the other real estate property is sold, a gain or loss is recognized on the sale for the difference, if any, between the sales proceeds and the carrying amount of the property. If the fair value of the ORE, less estimated costs to sell at the time of foreclosure, decreases during the holding period, the ORE is written down with a charge to non-interest expense. Generally, ORE properties are actively marketed for sale and Management is continuously monitoring these properties in order to minimize any losses.

Intangible Asset

Intangible asset represents the purchase price paid in the Company's acquisition of the Trustmark trust department book of business. The intangible asset is being amortized over 10 years and is evaluated for impairment at least annually.

Trust Department Income and Fees

Corporate trust fees are accounted for on an accrual basis and personal trust fees are recorded when the underlying trust is serviced.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carry forwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies. The Company currently evaluates income tax positions judged to be uncertain. A loss contingency reserve is accrued if it is probable that the tax position will be challenged, it is probable that the future resolution of the challenge will confirm that a loss has been incurred and the amount of such loss can be reasonably estimated.

Post-Retirement Benefit Plan

The Company accounts for its post-retirement benefit plan under Accounting Standards Codification ("Codification" or "ASC") Topic 715, Retirement Benefits ("ASC 715"). The under or over funded status of the Company's post-retirement benefit plan is recognized as a liability or asset in the statement of condition. Changes in the plan's funded status are reflected in other comprehensive income. Net actuarial gains and losses and adjustments to prior service costs that are not recorded as components of the net periodic benefit cost are charged to other comprehensive income.

Earnings Per Share

Basic and diluted earnings per share are computed on the basis of the weighted average number of common shares outstanding of 4,678,186 for 2022, 4,844,248 for 2021, and 4,893,151 for 2020.

Accumulated Other Comprehensive Income (Loss)

At December 31, 2022, 2021 and 2020, accumulated other comprehensive income (loss) consisted of net unrealized gains (losses) on available for sale securities and over (under) funded liabilities related to the Company's post-retirement benefit plan.

Statements of Cash Flows

The Company has defined cash and cash equivalents to include cash and due from banks. The Company paid $2,156,429, $840,992, and $1,610,864 in 2022, 2021 and 2020, respectively, for interest on deposits and borrowings. No income tax payments were paid in 2022. Income tax payments of $165,000 were paid in 2021. No income tax payments were paid in 2020. Loans transferred to other real estate amounted to $0, $13,648 and $753,620 in 2022, 2021 and 2020, respectively.

Fair Value Measurement

The Company reports certain assets and liabilities at their estimated fair value. These assets and liabilities are classified and disclosed in one of three categories based on the inputs used to develop the measurements. The categories establish a hierarchy for ranking the quality and reliability of the information used to determine fair value.

NOTE B – SECURITIES:

The amortized cost and fair value of securities at December 31, 2022 and 2021 are as follows (in thousands):

December 31, 2022	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Available for sale securities:							
U.S. Treasuries	$	118,782	$		$	(10,414)	$ 108,368
Mortgage-backed securities		61,280		36		(4,877)	56,439
Collateralized mortgage obligations		115,436				(8,059)	107,377
States and political subdivisions		102,428		2		(24,446)	77,984
Total available for sale securities	$	397,926	$	38	$	(47,796)	$ 350,168
Held to maturity securities:							
U.S. Treasuries	$	94,339	$		$	(1,288)	$ 93,051
States and political subdivisions		100,878		52		(13,931)	86,999
Total held to maturity securities	$	195,217	$	52	$	(15,219)	$ 180,050

December 31, 2021	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Available for sale securities:							
U.S. Treasuries	$	73,889	$		$	(735)	$ 73,154
Mortgage-backed securities		71,187		1,236		(441)	71,982
Collateralized mortgage obligations		130,181		841		(1,035)	129,987
States and political subdivisions		103,704		293		(2,317)	101,680
Total available for sale securities	$	378,961	$	2,370	$	(4,528)	$ 376,803
Held to maturity securities:							
States and political subdivisions	$	110,208	$	1,760	$	(628)	$ 111,340
Total held to maturity securities	$	110,208	$	1,760	$	(628)	$ 111,340

The amortized cost and fair value of debt securities at December 31, 2022, (in thousands) by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost		Fair Value	
Available for sale securities:				
Due in one year or less......................................	$	25,294	$	25,136
Due after one year through five years		29,675		27,822
Due after five years through ten years................		101,612		85,596
Due after ten years...		64,629		47,798
Mortgage-backed securities................................		61,280		56,439
Collateralized mortgage obligations....................		115,436		107,377
Total..	$	397,926	$	350,168
Held to maturity securities:.................................				
Due in one year or less......................................	$	66,001	$	65,828
Due after one year through five years		48,774		47,053
Due after five years through ten years................		41,688		36,578
Due after ten years...		38,754		30,591
Total..	$	195,217	$	180,050

Available for sale and held to maturity securities with gross unrealized losses at December 31, 2022 and 2021, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2022:						
U.S. Treasuries............ $	132,113	$ 2,158	$ 64,533	$ 9,544	$ 196,646	$ 11,702
Mortgage-backed securities...................	25,234	1,755	21,850	3,122	47,084	4,877
Collateralized mortgage obligations	48,188	1,610	59,189	6,449	107,377	8,059
States and political subdivisions..............	50,025	7,581	110,881	30,796	160,906	38,377
Total	$ 255,560	$ 13,104	$ 256,453	$ 49,911	$ 512,013	$ 63,015
December 31, 2021:						
U.S. Treasuries............ $	73,154	$ 735	$	$	$ 73,154	$ 735
Mortgage-backed securities...................	26,288	441			26,288	441
Collateralized mortgage obligations	66,369	1,035			66,369	1,035
States and political subdivisions..............	102,413	2,577	7,470	368	109,883	2,945
Total	$ 268,224	$ 4,788	$ 7,470	$ 368	$ 275,694	$ 5,156

At December 31, 2022, 33 of the 34 Treasuries, 44 of the 48 mortgage-backed securities, 34 of the 34 collateralized mortgage obligations and 177 of the 196 securities issued by states and political subdivisions contained unrealized losses.

Management evaluates securities for other-than-temporary impairment on a monthly basis. In performing this evaluation, the length of time and the extent to which the fair value has been less than cost, the fact that the Company's securities are primarily issued by U.S. Treasury and U.S. Government agencies and the cause of the decline in value are considered. In addition, the Company does not intend to sell and it is not more likely than not that we will be required to sell these securities before maturity. While some available for sale securities have been sold for liquidity purposes or for gains, the Company has traditionally held its securities, including those classified as available for sale, until maturity. As a result of this evaluation, the Company has determined that the declines summarized in the tables above are not deemed to be other-than temporary.

There were no sales of available for sale debt securities during 2022 or 2021. Proceeds from sales of available for sale securities were $29,457,362 during 2020. Available for sale debt securities were sold for realized gains of $539,023 during 2020.

Securities with a fair value of $398,673,043 and $229,092,900 at December 31, 2022 and 2021, respectively, were pledged to secure public deposits, federal funds purchased and other balances required by law.

NOTE C - LOANS:

The composition of the loan portfolio at December 31, 2022 and 2021 is as follows (in thousands):

December 31,	2022	2021
Gaming	$ 9,965	$ 7,900
Hotel/motel	35,737	50,765
Real estate, construction	30,146	27,191
Real estate, mortgage	144,043	128,352
Commercial and industrial	10,497	15,882
Other	7,490	9,072
Total	$ 237,878	$ 239,162

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), a stimulus package intended to provide relief to businesses and consumers in the United States struggling as a result of COVID-19, was signed into law. A provision in the CARES Act included funding for the creation of the Paycheck Protection Program ("PPP"). PPP is intended to provide loans to small businesses to pay their employees, rent, mortgage interest and utilities. PPP loans are forgivable, in whole or in part, if the proceeds are used for payroll and other permitted purposes in accordance with the requirements of the PPP. If not forgiven, in whole or in part, these loans extended in 2020 carry a fixed rate of 1.00% and a maturity date of two years, with payments deferred until the date the Small Business Administration (the "SBA") remits the borrower's loan forgiveness amount to the lender or, if the borrower does not apply for loan forgiveness, ten months after the end of the borrowers' loan forgiveness covered period. The loans are 100% guaranteed by the SBA. The SBA paid the originating bank a processing fee ranging from 1.00% to 5.00%, based on the size of the loan.

The Company worked with its customers to close 363 PPP loans for a total outstanding balance of $22,445,026. As of December 31, 2022, all of these loans were partially or completely forgiven by the SBA with the bank subsidiary receiving principal and interest payments directly from the SBA. Only 2 loans with a balance of $4,878 were still outstanding as of December 31, 2021, and are reported in the commercial and industrial segment within the loan portfolio. There were no outstanding PPP loans as of December 31, 2022.

Additional funds were provided in 2021 legislation for another round of PPP loans. Under this new round, 166 loans with a balance of $9,801,304 were issued. These loans carry a fixed rate of 1.00% and a maturity date of five years, with similar terms as to deferred payments, guarantees and processing fees as with prior PPP rounds. As of December 31, 2022, there were no outstanding loans related to the additional PPP loans.

In the ordinary course of business, the Company's bank subsidiary extends loans to certain officers and directors and their personal business interests at, in the opinion of Management, the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans of similar credit risk with persons not related to the Company or its subsidiaries. These loans do not involve more than normal risk of collectability and do not include other unfavorable features. An analysis of the activity with respect to such loans to related parties is as follows (in thousands):

	2022	2021
Balance, January 1	$ 5,978	$ 4,458
Change in directors/officers loans during the year	124	
New loans and advances	1,324	2,049
Repayments	(479)	(529)
Balance, December 31	$ 6,947	$ 5,978

As part of its evaluation of the quality of the loan portfolio, Management monitors the Company's credit concentrations on a monthly basis. Total outstanding concentrations were as follows (in thousands):

December 31,	2022	2021
Gaming	$ 9,965	$ 7,900
Hotel/motel	35,737	50,765
Out of area	7,544	6,987

The age analysis of the loan portfolio, segregated by class of loans, as of December 31, 2022 and 2021 is as follows (in thousands):

| | Number of Days Past Due | | | | | | Loans Past Due Greater Than 90 Days and Still Accruing |
	30 - 59	60 - 89	Greater Than 90	Total Past Due	Current	Total Loans	
December 31, 2022:							
Gaming	$	$	$	$	$ 9,965	$ 9,965	$
Hotel/motel					35,737	35,737	
Real estate, construction	79	2		81	30,065	30,146	
Real estate, mortgage	34	49	1,101	1,184	142,859	144,043	
Commercial and industrial					10,497	10,497	
Other	14			14	7,476	7,490	
Total	$ 127	$ 51	$ 1,101	$ 1,279	$ 236,599	$ 237,878	$
December 31, 2021:							
Gaming	$	$	$	$	$ 7,900	$ 7,900	$
Hotel/motel					50,765	50,765	
Real estate, construction	105			105	27,086	27,191	
Real estate, mortgage	1,996	60	63	2,119	126,233	128,352	
Commercial and industrial	21	320		341	15,541	15,882	
Other	209			209	8,863	9,072	
Total	$ 2,331	$ 380	$ 63	$ 2,774	$ 236,388	$ 239,162	$

The Company monitors the credit quality of its loan portfolio through the use of a loan grading system. A score of 1 – 5 is assigned to the loan based on factors including repayment ability, trends in net worth and/or financial condition of the borrower and guarantors, employment stability, management ability, loan to value fluctuations, the type and structure of the loan, conformity of the loan to bank policy and payment performance. Based on the total score, a loan grade of A, B, C, S, D, E or F is applied. A grade of A will generally be applied to loans for customers that are well known to the Company and that have excellent sources of repayment. A grade of B will generally be applied to loans for customers that have excellent sources of repayment which have no identifiable risk of collection. A grade of C will generally be applied to loans for customers that have adequate sources of repayment which have little identifiable risk of collection. A grade of S will generally be applied to loans for customers who meet the criteria for a grade of C but also warrant additional monitoring by placement on the watch list. A grade of D will generally be applied to loans for customers that are inadequately protected by current sound net worth, paying capacity of the borrower, or pledged collateral. Loans with a grade of D have unsatisfactory characteristics such as cash flow deficiencies, bankruptcy filing by the borrower or dependence on the sale of collateral for the primary source of repayment, causing more than acceptable levels of risk. Loans 60 to 89 days past due receive a grade of D. A grade of E will generally be applied to loans for customers with weaknesses inherent in the D classification and in which collection or liquidation in full is questionable. In addition, on a monthly basis the Company determines which loans are 90 days or more past due and assigns a grade of E to them.

A grade of F is applied to loans which are considered uncollectible and of such little value that their continuance in an active bank is not warranted. Loans with this grade are charged off, even though partial or full recovery may be possible in the future.

An analysis of the loan portfolio by loan grade, segregated by class of loans, as of December 31, 2022 and 2021 is as follows (in thousands):

	Loans With A Grade Of:											
	A, B or C		S		D		E		F		Total	
December 31, 2022:												
Gaming	$	9,965	$		$		$		$		$	9,965
Hotel/motel		35,737										35,737
Real estate, construction		30,115				2		29				30,146
Real estate, mortgage		141,211		77		1,288		1,467				144,043
Commercial and industrial		10,497										10,497
Other		7,476				7		7				7,490
Total	$	235,001	$	77	$	1,297	$	1,503	$		$	237,878
December 31, 2021:												
Gaming	$	7,900	$		$		$		$		$	7,900
Hotel/motel		50,765										50,765
Real estate, construction		26,980				6		205				27,191
Real estate, mortgage		124,289		87		3,344		632				128,352
Commercial and industrial		15,834				27		21				15,882
Other		9,060				12						9,072
Total	$	234,828	$	87	$	3,389	$	858	$		$	239,162

A loan may be impaired but not on nonaccrual status when the loan is well secured and in the process of collection. Total loans on nonaccrual as of December 31, 2022 and 2021 are as follows (in thousands):

December 31,	2022		2021	
Real estate, construction	$		$	138
Real estate, mortgage		1,434		563
Other		7		
Total	$	1,441	$	701

The CARES Act also addressed COVID-19-related loan modifications and specified that such modifications executed between March 1, 2020 and the earlier of (i) 60 days after the date of the termination of the national emergency declared by the President and (ii) December 31, 2020, on loans that were current as of December 31, 2019, are not classified as a troubled debt restructuring ("TDR"). Additionally, under guidance from the federal banking agencies encouraging financial institutions to work prudently with borrowers, other short-term modifications made on a good faith basis in response to COVID-19 to borrowers that were current prior to any relief are not TDRs. During 2020, the Company modified 249 loans with a total balance of $95,010,325 for certain customers by extending payments for 90 days or granting interest only payments for 3 – 6 months as a result of the impact of COVID-19. Accordingly, such loans were not classified as TDRs. As of December 31, 2022, all extensions have expired and the customers have resumed making regular payments.

Prior to 2020, certain loans were modified by granting interest rate concessions to these customers with such loans being classified as TDRs. During 2022 and 2021 the Company did not restructure any additional loans. Specific reserves of $0 and $50,000 were allocated to TDRs as of December 31, 2022 and 2021. The Bank had no commitments to lend additional amounts to customers with outstanding loans classified as troubled debt restructurings as of December 31, 2022 and 2021.

Impaired loans, which include loans classified as nonaccrual and TDRs, segregated by class of loans, as of December 31, 2022 and 2021 were as follows (in thousands):

	Unpaid Principal Balance		Recorded Investment		Related Allowance		Average Recorded Investment		Interest Income Recognized
December 31, 2022:									
With no related allowance recorded:									
Real estate, construction	$	102	$	29	$		$	46	$	7
Real estate, mortgage		888		743				806		25
Other		7		7				7		
Total		997		779		-		859		32
With a related allowance recorded:									
Real estate, mortgage		1,158		1,150		124		1,153		
Total		1,158		1,150		124		1,153		
Total by class of loans:									
Real estate, construction		102		29				46		7
Real estate, mortgage		2,046		1,893		124		1,959		25
Other		7		7				7		
Total	$	2,155	$	1,929	$	124	$	2,012	$	32

	Unpaid Principal Balance		Recorded Investment		Related Allowance		Average Recorded Investment		Interest Income Recognized
December 31, 2021:									
With no related allowance recorded:									
Real estate, construction	$	272	$	205	$		$	369	$	7
Real estate, mortgage		1,014		1,014				1,075		21
Total		1,286		1,219				1,444		28
With a related allowance recorded:									
Real estate, mortgage		199		199		70		203		5
Total		199		199		70		203		5
Total by class of loans:									
Real estate, construction		272		205				369		7
Real estate, mortgage		1,213		1,213		70		1,278		26
Total	$	1,485	$	1,418	$	70	$	1,647	$	33

Transactions in the allowance for loan losses for the years ended December 31, 2022, 2021 and 2020, and the balances of loans, individually and collectively evaluated for impairment, as of December 31, 2022, 2021 and 2020 are as follows (in thousands):

	Gaming	Hotel/Motel	Real Estate, Construction	Real Estate, Mortgage	Commercial and Industrial	Other	Total
December 31, 2022:							
Allowance for Loan Losses:							
Beginning Balance	$ 102	$ 691	$ 139	$ 2,049	$ 252	$ 78	$ 3,311
Charge-offs						(240)	(240)
Recoveries				48	15	124	187
Provision	17	(254)	253	(71)	(125)	260	80
Ending Balance	$ 119	$ 437	$ 392	$ 2,026	$ 142	$ 222	$ 3,338
Allowance for Loan Losses:							
Ending balance: individually evaluated for impairment	$	$	$	$ 229	$	$	$ 229
Ending balance: collectively evaluated for impairment	$ 119	$ 437	$ 392	$ 1,797	$ 142	$ 222	$ 3,109
Total Loans:							
Ending balance: individually evaluated for impairment	$	$	$ 31	$ 2,756	$	$ 14	$ 2,801
Ending balance: collectively evaluated for impairment	$ 9,965	$ 35,737	$ 30,115	$ 141,287	$ 10,497	$ 7,476	$ 235,077

	Gaming	Hotel/Motel	Real Estate, Construction	Real Estate, Mortgage	Commercial and Industrial	Other	Total
December 31, 2021:							
Allowance for Loan Losses:							
Beginning Balance	$ 186	$ 754	$ 111	$ 2,849	$ 417	$ 109	$ 4,426
Charge-offs			(2)	(2)		(286)	(290)
Recoveries			18	4,599	102	119	4,838
Provision	(84)	(63)	12	(5,397)	(267)	136	(5,663)
Ending Balance	$ 102	$ 691	$ 139	$ 2,049	$ 252	$ 78	$ 3,311
Allowance for Loan Losses:							
Ending balance: individually evaluated for impairment	$	$	$	$ 115	$ 27	$	$ 142
Ending balance: collectively evaluated for impairment	$ 102	$ 691	$ 139	$ 1,934	$ 225	$ 78	$ 3,169
Total Loans:							
Ending balance: individually evaluated for impairment	$	$	$ 211	$ 3,976	$ 48	$ 12	$ 4,247
Ending balance: collectively evaluated for impairment	$ 7,900	$ 50,765	$ 26,980	$ 124,376	$ 15,834	$ 9,060	$ 234,915

	Gaming	Hotel/Motel	Real Estate, Construction	Real Estate, Mortgage	Commercial and Industrial	Other	Total
December 31, 2020:							
Allowance for Loan Losses:							
Beginning Balance	$ 223	$ 779	$ 102	$ 2,454	$ 553	$ 96	$ 4,207
Charge-offs			(17)	(5,472)	(261)	(227)	(5,977)
Recoveries			15		34	145	194
Provision	(37)	(25)	11	5,867	91	95	6,002
Ending Balance	$ 186	$ 754	$ 111	$ 2,849	$ 417	$ 109	$ 4,426
Allowance for Loan Losses:							
Ending balance: individually evaluated for impairment	$	$	$	$ 20	$ 200	$ 40	$ 260
Ending balance: collectively evaluated for impairment	$ 186	$ 754	$ 91	$ 2,649	$ 377	$ 109	$ 4,166
Total Loans:							
Ending balance: individually evaluated for impairment	$ 2,827	$	$ 511	$ 6,474	$ 94	$ 21	$ 9,927
Ending balance: collectively evaluated for impairment	$ 15,938	$ 45,499	$ 26,098	$ 137,802	$ 37,335	$ 5,822	$ 268,494

NOTE D - BANK PREMISES AND EQUIPMENT:

Bank premises and equipment are shown as follows (in thousands):

December 31,	Estimated Useful Lives	2022	2021
Land		$ 5,554	$ 5,554
Building	5 - 40 years	34,319	32,334
Furniture, fixtures, and equipment	3 - 10 years	16,585	16,482
Totals, at cost		56,458	54,370
Less: Accumulated depreciation		37,959	36,380
Totals		$ 18,499	$ 17,990

NOTE E – OTHER REAL ESTATE:

The Company's other real estate consisted of the following as of December 31, 2022 and 2021 (in thousands except number of properties):

December 31,	2022		2021	
	Number of Properties	Balance	Number of Properties	Balance
Construction, land development and other land	2	$ 259	4	$ 785
1 - 4 family residential properties				
Nonfarm nonresidential			1	753
Other			1	353
Total	2	$ 259	6	$ 1,891

NOTE F - DEPOSITS:

At December 31, 2022, the scheduled maturities of time deposits are as follows (in thousands):

2023	$ 26,482
2024	12,238
2025	1,034
2026	683
2027	681
Total	$ 41,118

Deposits held for related parties amounted to $3,962,941 and $5,372,218 at December 31, 2022 and 2021, respectively.

Overdrafts totaling $636,210 and $770,542 were reclassified as loans at December 31, 2022 and 2021, respectively.

NOTE G – FEDERAL FUNDS PURCHASED:

At December 31, 2022, the Company had facilities in place to purchase federal funds up to $30,500,000 under established credit arrangements.

NOTE H - BORROWINGS:

At December 31, 2022, the Company was able to borrow up to $8,587,575 from the Federal Reserve Bank Discount Window Primary Credit Program. The borrowing limit is based on the amount of collateral pledged, with certain loans from the Bank's portfolio serving as collateral. Borrowings bear interest at the primary credit rate, which is established periodically by the Federal Reserve Board, and have a maturity of one day. The primary credit rate was 4.50% at December 31, 2022. There was no outstanding balance at December 31, 2022.

At December 31, 2022, the Company had $0 outstanding in advances under a $113,035,618 line of credit with the FHLB. New advances may subsequently be obtained based on the liquidity needs of the bank subsidiary. Advances are collateralized by a blanket floating lien on the Company's residential first mortgage loans.

The Company has additional contingency funding capacity with various other financial institutions in the amount of $30,500,000.

NOTE I - INCOME TAXES:

Deferred taxes (or deferred charges) as of December 31, 2022 and 2021, included in other assets, were as follows (in thousands):

December 31,	2022	2021
Deferred tax assets:		
Allowance for loan losses	$ 701	$ 695
Employee benefit plans' liabilities	3,376	3,240
Unrealized loss on available for sale securities, charged from equity	10,029	
Loss on credit impairment of securities	356	356
Earned retiree health benefits plan liability	1,126	1,098
General business and AMT credits	1,683	1,525
Tax net operating loss carryforward		1,575
Other	610	523
Valuation allowance	(13,090)	(6,889)
Deferred tax assets	4,791	2,123
Deferred tax liabilities:		
Unrealized gain on available for sale securities, charged from equity		3
Unearned retiree health benefits plan asset	470	257
Bank premises and equipment	1,870	1,575
Other	5	288
Deferred tax liabilities	2,345	2,123
Net deferred taxes	$ 2,446	$

Income taxes consist of the following components (in thousands):

Years Ended December 31,	2022	2021	2020
Current	$ 15	$ 62	$
Deferred:			
Federal	1,188	1,482	(809)
Change in valuation allowance	(3,634)	(1,482)	809
Total deferred	(2,446)		
Totals	$ (2,431)	$ 62	$

Income taxes amounted to less than the amounts computed by applying the U.S. Federal income tax rate of 21.0% for 2022, 2021 and 2020 income before income taxes. The reasons for these differences are shown below (in thousands):

	2022		2021		2020	
	Tax	Rate	Tax	Rate	Tax	Rate
Taxes computed at statutory rate	$ 1,367	21	$ 1,815	21	$ (578)	(21)
Increase (decrease) resulting from:						
Tax-exempt interest income	(198)	(3)	(187)	(2)	(127)	(5)
Income from BOLI	(93)	(1)	(91)	(1)	(148)	(5)
Federal tax credits.............................	(45)	(1)				
Other..	172	2	6		44	2
Other changes in valuation allowance	(3,634)	(55)	(1,481)	(17)	809	29
Total income tax expense....................	$ (2,431)	(37)	$ 62	1	$	

During 2022, the Company recorded current and deferred income tax expense (benefit) of $15,000 and $(2,446,000), respectively or a net income tax benefit of $2,431,000. During 2021 the Company recorded current and deferred income tax expense of $62,000 and $0, respectively. During 2020 the Company recorded no income tax expense or benefit.

During 2020 the Company recorded no income tax expense or benefit. On December 22, 2017, the President signed into law The Tax Cuts and Jobs Act (the "Act"). In addition to reducing U.S. corporate income tax rates from 34% to 21%, the Act repealed the alternative minimum tax ("AMT") regime for tax years beginning after December 31, 2017. For tax years beginning in 2018, 2019 and 2020, the AMT credit carryforward could be utilized to offset regular tax with any remaining AMT carryforwards eligible for a refund of 50%. Any remaining AMT credit carryforwards will become fully refundable beginning in the 2021 tax year. The Act also limits NOL usage to 80% of taxable income, which resulted in the Company recording income tax expense for 2021.

A valuation allowance is recognized against deferred tax assets when, based on the consideration of all available positive and negative evidence using a more likely than not criteria, it is determined that all or a portion of these tax benefits may not be realized. This assessment requires consideration of all sources of taxable income available to realize the deferred tax asset including taxable income in prior carry-back years, future reversals of existing temporary differences, tax planning strategies and future taxable income exclusive of reversing temporary differences and carryforwards. The Company incurred losses on a cumulative basis for the three-year period ended December 31, 2014, which is considered to be significant negative evidence.

The positive evidence considered in support was insufficient to overcome this negative evidence. As a result, the Company established a full valuation allowance for its net deferred tax asset in the amount of $8,140,000 as of December 31, 2014. As of December 31, 2021, the valuation allowance was $6,888,984.

Based on the Company's projections, as of December 31, 2022, the Company determined that it was more likely than not that it would realize a certain amount of its deferred tax assets. Prior to that time, the Company had recorded a valuation allowance against its net deferred tax asset. As a result of the Company's projections, as of December 31, 2022, the Company recorded a net deferred tax asset of $2,446,000.

The Company intends to maintain this valuation allowance until it determines it is more likely than not that the asset can be realized through current and future taxable income.

The Company has reviewed its income tax positions and specifically considered the recognition and measurement requirements of the benefits recorded in its financial statements for tax positions taken or expected to be taken in its tax returns. The Company currently has no unrecognized tax benefits that, if recognized, would favorably affect the income tax rate in future periods.

NOTE J - SHAREHOLDERS' EQUITY:

Shareholders' equity of the Company includes the undistributed earnings of the bank subsidiary. Dividends to the Company's shareholders can generally be paid only from dividends paid to the Company by its bank subsidiary. Consequently, dividends are dependent upon the earnings, capital needs, regulatory policies and statutory limitations affecting the bank subsidiary. Dividends paid by the bank subsidiary are subject to the written approval of the Commissioner of Banking and Consumer Finance of the State of Mississippi and the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2022, $23,181,592 of undistributed earnings of the bank subsidiary included in consolidated surplus and retained earnings was available for future distribution to the Company as dividends without regulatory approval.

On November 8, 2019, the Board approved the repurchase of up to 65,000 of the outstanding shares of the Company's common stock. As a result of this repurchase plan, 65,000 shares have been repurchased for $741,574 and retired through December 31, 2021. There were no additional shares repurchased through December 31, 2022.

On April 28, 2021, the Board approved the repurchase of 200,000 of the outstanding shares of the Company's common stock. As a result of this repurchase plan, 200,000 shares have been repurchased for $3,375,309 and retired through December 31, 2021. There were no additional shares repurchased through December 31, 2022.

The Company and the bank subsidiary are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of the assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification of the bank subsidiary and the Company are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As of December 31, 2022, the most recent notification from the FDIC categorized the bank subsidiary as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the bank subsidiary must have a Total risk-based capital ratio of 10.00% or greater, a Common equity tier 1 capital ratio of 6.50% or greater, a Tier 1 risk-based capital ratio of 8.00% or greater and a Leverage capital ratio of 5.00% or greater. The Company must have a capital conservation buffer above these requirements of 2.50%. There are no conditions or events since that notification that Management believes have changed the bank subsidiary's category.

The bank subsidiary's actual capital amounts and ratios and required minimum capital amounts and ratios and capital amounts and ratios to be well capitalized for 2022 and 2021, are as follows (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2022:						
Total Capital (to Risk Weighted Assets)	$ 101,221	21.18%	$ 38,239	8.00%	$ 47,799	10.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	97,883	20.48%	21,510	4.50%	31,069	6.50%
Tier 1 Capital (to Risk Weighted Assets)	97,883	20.48%	28,680	6.00%	38,239	8.00%
Tier 1 Capital (to Average Assets)	97,883	10.78%	36,328	4.00%	45,410	5.00%
December 31, 2021:						
Total Capital (to Risk Weighted Assets)	$ 93,988	20.98%	$ 35,839	8.00%	$ 44,799	10.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	90,677	20.24%	20,160	4.50%	29,119	6.50%
Tier 1 Capital (to Risk Weighted Assets)	90,677	20.24%	26,879	6.00%	35,839	8.00%
Tier 1 Capital (to Average Assets)	90,677	11.13%	32,599	4.00%	40,749	5.00%

NOTE K - OTHER INCOME AND EXPENSES:

Other income consisted of the following (in thousands):

Years Ended December 31,	2022	2021	2020
Other service charges, commissions, and fees	$ 81	$ 86	$ 80
Rentals	375	364	369
Other	315	136	94
Totals	$ 771	$ 586	$ 543

Other expenses consisted of the following (in thousands):

Years Ended December 31,	2022	2021	2020
Advertising	$ 376	$ 377	$ 350
Data processing	1,430	1,408	1,226
FDIC and state banking assessments	429	415	359
Legal and accounting	256	1,930	532
Other real estate	81	86	1,044
ATM expense	1,217	1,084	917
Trust expense	501	347	338
Other	1,564	1,529	1,492
Totals	$ 5,854	$ 7,176	$ 6,258

NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and irrevocable letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the bank subsidiary has in particular classes of financial instruments. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and irrevocable letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the agreement. Irrevocable letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Commitments and irrevocable letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments and irrevocable letters of credit may expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Company evaluated each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on Management's credit evaluation of the customer. Collateral obtained varies but may include equipment, real property and inventory.

The Company generally grants loans to customers in its trade area.

At December 31, 2022 and 2021, the Company had outstanding irrevocable letters of credit aggregating $141,136 and $138,318, respectively. At December 31, 2022 and 2021, the Company had outstanding unused loan commitments aggregating approximately $48,920,000 and $55,297,000, respectively. Approximately $28,691,000 and $34,623,000 of outstanding commitments were at fixed rates and the remainder were at variable rates at December 31, 2022 and 2021, respectively.

NOTE M - CONTINGENCIES:

The Bank is involved in various legal matters and claims which are being defended and handled in the ordinary course of business. None of these matters are expected, in the opinion of Management, to have a material adverse effect upon the financial position or results of operations of the Company. However, the Company settled a lawsuit for $1,125,000 during 2021 after consulting with legal counsel in the long-term best interest of the Company. The Company received a recovery in the amount of $486,000 in 2022 related to the settlement recorded in 2021.

Additionally, a Complaint has been filed by Stilwell Activist Investments, L.P., against the Company in the Chancery Court of Harrison County, Mississippi, requesting that the Company be compelled to allow the plaintiff to inspect and copy certain corporate records of the Company. The plaintiff, Stilwell Activist Investments, L.P., is a shareholder of record of the Company and is controlled by Joseph Stilwell, an individual who beneficially owns 11.3% of the issued and outstanding common stock of the Company according to an Amended Schedule 13D filed by Mr. Stilwell and his related entities with the SEC on January 23, 2023, disclosing Company stock beneficially owned by Mr. Stilwell's group. Mr. Stilwell and his related entities, including Stilwell Activist Investments, L.P., have nominated Mr. Rodney H. Blackwell for election to the Board of Directors of the Company at its 2023 annual meeting. The Complaint filed by Stilwell Activist Investments, L.P., alleges that it is entitled to inspect and copy certain Company records under the Mississippi Business Corporations Act based upon a request previously made and refused by the Company for non-compliance with state law; however, the plaintiff does not seek damages. The Company disputes the allegations in the Complaint. The Company filed on August 26, 2022, an answer to the Complaint disputing the allegations therein.

NOTE N - CONDENSED PARENT COMPANY ONLY FINANCIAL INFORMATION:

Peoples Financial Corporation began its operations September 30, 1985, when it acquired all the outstanding stock of The Peoples Bank, Biloxi, Mississippi. A condensed summary of its financial information is shown below.

CONDENSED BALANCE SHEETS (IN THOUSANDS):

December 31,	2022	2021
Assets		
Investments in subsidiaries, at underlying equity:		
Bank subsidiary	$ 54,664	$ 91,189
Nonbank subsidiary..		1
Cash in bank subsidiary..	193	166
Other assets..	337	373
Total assets	$ 55,194	$ 91,729
Liabilities and Shareholders' Equity:		
Other liabilities	$	$
Total liabilities..		
Shareholders' equity	55,194	91,729
Total liabilities and shareholders' equity........................	$ 55,194	$ 91,729

CONDENSED STATEMENTS OF OPERATIONS (IN THOUSANDS):

Years Ended December 31,	2022	2021	2020
Income			
Distributed income of bank subsidiary	$ 1,243	$ 4,610	$ 250
Undistributed income (loss) of bank subsidiary	8,061	4,686	(2,745)
Other income (loss)	7	4	4
Total Income (loss)..	9,311	9,300	(2,491)
Expenses			
Other..	370	389	67
Total expenses...	370	389	67
Income (loss) before income taxes	8,941	8,911	(2,558)
Income tax..			
Net income (loss)..	$ 8,941	$ 8,911	$ (2,558)

CONDENSED STATEMENTS OF CASH FLOWS (IN THOUSANDS):

Years Ended December 31,	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 8,941	$8,911	$ (2,558)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Undistributed (income) loss of subsidiaries	(8,061)	(4,686)	2,745
Other assets	36	(1)	(2)
Net cash provided by operating activities	916	4,224	185
Cash flows from investing activities:			
Net cash provided by investing activities:			
Cash flows from financing activities:			
Stock repurchase		(3,381)	(735)
Dividends paid	(889)	(769)	(98)
Net cash used in financing activities	(889)	(4,150)	(833)
Net increase (decrease) in cash	27	74	(648)
Cash, beginning of year	166	92	740
Cash, end of year	$ 193	$ 166	$ 92

NOTE O - EMPLOYEE AND DIRECTOR BENEFIT PLANS:

The Company sponsors the Peoples Financial Corporation Employee Stock Ownership Plan ("ESOP"). Employees who are in a position requiring at least 1,000 hours of service during a plan year and who are 21 years of age are eligible to participate in the ESOP. The Plan included 401(k) provisions and the former Gulf National Bank Profit Sharing Plan. Effective January 1, 2001, the ESOP was amended to separate the 401(k) funds into the Peoples Financial Corporation 401(k) Profit Sharing Plan. The separation had no impact on the eligibility or benefits provided to participants of either plan. The 401(k) provides for a matching contribution of 75% of the amounts contributed by the employee (up to 6% of compensation). Contributions are determined by the Board of Directors and may be paid either in cash or Peoples Financial Corporation common stock. Total contributions to the plans charged to operating expense were $260,000 for each of 2022, 2021 and 2020.

The ESOP was frozen to further contributions and eligibility effective January 1, 2019. The ESOP held 214,961, 222,891 and 223,976 allocated shares at December 31, 2022, 2021 and 2020, respectively.

The Company established an Executive Supplemental Income Plan and a Directors' Deferred Income Plan, which provide for pre-retirement and post-retirement benefits to certain key executives and directors. Benefits under the Executive Supplemental Income Plan are based upon the position and salary of the officer at retirement or death. Normal retirement benefits under the plan are equal to 67% of salary for the president and chief executive officer, 58% of salary for the executive vice president and 50% of salary for all other executive officers and are payable monthly over a period of fifteen years. Under the Directors' Deferred Income Plan, the directors are given an opportunity to defer receipt of their annual directors' fees until retirement from the board. For those who choose to participate, benefits are payable monthly for ten years beginning the first day of the month following the director's normal retirement date. The normal retirement date is the later of the normal retirement age (65) or separation of service. Through December 31, 2021, interest on deferred fees accrued at an annual rate of 10%, compounded annually. Also through December 31, 2021, after payments commenced, interest accrued at an annual rate of 7.50%, compounded monthly. The Board amended the plan on November 23, 2021, providing that, effective January 1, 2022, on a prospective basis, interest on deferred fees shall accrue at an annual rate equal to the Chase Manhattan Bank Prime Rate as of December 31st of each year, compounded annually, before payments commence under the plan, and that after payments have commenced, interest will accrue on the account balance at an annual fixed rate equal to Chase Manhattan Bank Prime Rate as of the Director's separation from service, compounded monthly. The Company has acquired insurance policies, with the bank subsidiary as owner and beneficiary, which it may use as a source to pay potential benefits to the plan participants. These contracts are carried at their cash surrender value, which amounted to $17,969,670 and $17,544,449 at December 31, 2022 and 2021, respectively. The present value of accumulated benefits under these plans, using an interest rate of 3.00% and 3.50% at December 31, 2022 and 2021, respectively, and the interest ramp-up method has been accrued. The accrual amounted to $14,099,626 and $13,556,638 at December 31, 2022 and 2021, respectively, and is included in Employee and director benefit plans liabilities.

The Company also has additional plans for post-retirement benefits for certain key executives. The Company has acquired insurance policies, with the bank subsidiary as owner and beneficiary, which it may use as a source to pay potential benefits to the plan participants. These contracts are carried at their cash surrender value, which amounted to $2,288,322 and $2,109,593 at December 31, 2022 and 2021, respectively. The present value of accumulated benefits under these plans using an interest rate of 3.00% and 3.50% at December 31, 2022 and 2021, respectively, and the projected unit cost method has been accrued. The accrual amounted to $1,646,068 and $1,559,728 at December 31, 2022 and 2021, respectively, and is included in Employee and director benefit plans liabilities.

Additionally, there are two endorsement split dollar policies, with the bank subsidiary as owner and beneficiary, which provide a guaranteed death benefit to the participants' beneficiaries. These contracts are carried at their cash surrender value, which amounted to $329,684 and $324,538 at December 31, 2022 and 2021, respectively. The present value of accumulated benefits under these plans using an interest rate of 3.00% and 3.50% at December 31, 2022 and 2021, respectively, and the projected unit cost method has been accrued. The accrual amounted to $111,217 and $105,076 at December 31, 2022 and 2021, respectively, and is included in Employee and director benefit plans liabilities.

The Company has additional plans for post-retirement benefits for directors. The Company has acquired insurance policies, with the bank subsidiary as owner and beneficiary, which it may use as a source to pay potential benefits to the plan participants. These contracts are carried at their cash surrender value, which amounted to $180,559 and $172,034 at December 31, 2022 and 2021, respectively. The present value of accumulated benefits under these plans using an interest rate of 3.00% and 3.50% at December 31, 2022 and 2021, respectively, and the projected unit cost method has been accrued. The accrual amounted to $219,540 and $208,590 at December 31, 2022 and 2021, respectively, and is included in Employee and director benefit plans liabilities.

The Company provides post-retirement health insurance to certain of its retired employees. Employees are eligible to participate in the retiree health plan if they retire from active service no earlier than age 60. In addition, the employee must have at least 25 continuous years of service with the Company immediately preceding retirement. However, any active employee who was at least age 65 as of January 1, 1995, does not have to meet the 25 years of service requirement. The Company reserves the right to modify, reduce or eliminate these health benefits. The Company has chosen to not offer this post-retirement benefit to individuals entering the employment of the Company after December 31, 2006. Employees who are eligible and enroll in the bank subsidiary's group medical and dental health care plans upon their retirement must enroll in Medicare Parts A, B and D when first eligible upon their retirement from the bank subsidiary. This results in the bank subsidiary's programs being secondary insurance coverage for retired employees and any dependent(s), if applicable, while Medicare Parts A and B will be their primary coverage, and Medicare Part D will be the sole and exclusive prescription drug benefit plan for retired employees.

The net postretirement benefit cost was as follows (in thousands):

For the Year Ended December 31,	2022	2021
Net Postretirement Benefit Cost	$ 118	$ 139

The accumulated postretirement benefit obligation and the balance in accumulated other comprehensive income was as follows (in thousands):

December 31,	2022	2021
Accumulated Postretirement Benefit Obligation	$ 3,121	$ 4,003
Fair Value of Plan Assets		
Unfunded Status	$ 3,121	$ 4,003
Balance in Accumulated Other Comprehensive Income	$ 2,237	$ 1,224

Amounts recognized in Accumulated Other Comprehensive Income were as follows (in thousands):

For the Year Ended December 31,	2022	2021
Net Gain	$ 1,702	$ 606
Prior Service Credit	535	618
Total	$ 2,237	$ 1,224

The prior service credit and net gain that will be recognized in accumulated other comprehensive income during 2023 is $107,973.

The following is a summary of the actuarial assumptions used to determine the accumulated postretirement benefit obligation:

December 31,	2022	2021
Equivalent APBO Single Discount Rate	5.20%	2.80%
Rate of Increase in Future Compensation Levels	N/A	N/A
Current Pre 65 Health Care Trend Rate	6.50%	5.50%
Current Post 64 Health Care Trend Rate	6.50%	5.50%
Ultimate Health Care Trend Rate	4.56%	4.50%
Year Ultimate Trend Rate Reached	2041	2026

The following is a summary of the assumptions used to determine the net postretirement benefit cost:

January 1,	2022	2021
Equivalent APBO Single Discount Rate	2.80%	2.50%
Rate of Increase in Future Compensation Levels	N/A	N/A
Current Pre 65 Health Care Trend Rate	5.50%	5.75%
Current Post 64 Health Care Trend Rate	5.50%	5.75%
Ultimate Health Care Trend Rate	4.50%	4.50%
Year Ultimate Trend Rate Reached	2026	2026

The following is a reconciliation of the accumulated postretirement benefit obligation, which is included in employee and director benefit plans liabilities (in thousands):

Reconciliation of Funded Status	Accumulated Postretirement Benefit Obligation	Fair Value of Plan Assets	Funded Status
December 31, 2021:	$ (4,003)	$	$ (4,003)
Service cost	(116)		(116)
Interest cost	(110)		(110)
Gains/(Losses)	1,121		1,121
Benefits paid	47	(47)	
Participant contributions	(60)	60	
Employer Contributions		(13)	(13)
December 31, 2022	$ (3,121)	$	$ (3,121)

The following is a reconciliation of the accumulated other comprehensive income (in thousands):

	Net Gain/Loss		Prior Service Cost/(Credit)		Accumulated Other Comprehensive Income
December 31, 2021:...................	$ (606)	$	(618)	$	(1,224)
Amortization payment	26		81		107
Liability (Gain)/Loss	(1,121)				(1,121)
December 31, 2022....................	$ (1,701)	$	(537)	$	(2,238)

The following table displays the benefits expected to be paid from the plan during each of the next five fiscal years, and in aggregate for the five fiscal years thereafter (in thousands):

Fiscal 2023..	$	151
Fiscal 2024..		190
Fiscal 2025..		211
Fiscal 2026..		212
Fiscal 2027..		249
Fiscal 2028-2032..	$	1,173

NOTE P - FAIR VALUE MEASUREMENTS AND DISCLOSURES:

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Available for sale securities are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record other assets at fair value on a non-recurring basis, such as impaired loans, ORE and intangible assets. These non-recurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets. Additionally, the Company is required to disclose, but not record, the fair value of other financial instruments.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used to determine the fair value of financial assets and liabilities.

Cash and Due from Banks

The carrying amount shown as cash and due from banks approximates fair value.

Available for Sale Securities

The fair value of available for sale securities is based on quoted market prices. The Company's available for sale securities are reported at their estimated fair value, which is determined utilizing several sources. The primary source is ICE Data Pricing and Reference Date, LLC ("ICE") which purchased Interactive Data Corporation ("IDC") but kept the IDC methodologies. Those methodologies include utilizing pricing models that vary based on asset class and include available trade, bid and other market information and whose methodology includes broker quotes, proprietary models and vast descriptive databases. Another source for determining fair value is matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark securities. The Company's available for sale securities for which fair value is determined through the use of such pricing models and matrix pricing are classified as Level 2 assets.

Held to Maturity Securities

The fair value of held to maturity securities is based on quoted market prices. The Company's held to maturity securities are reported at their amortized cost, and their estimated fair value, which is determined utilizing several sources, is disclosed in the financial statements and footnotes. The primary source is ICE Data Pricing and Reference Date, LLC ("ICE") which purchased Interactive Data Corporation ("IDC") but kept the IDC methodologies. Those methodologies include utilizing pricing models that vary based on asset class and include available trade, bid and other market information and whose methodology includes broker quotes, proprietary models and vast descriptive databases. Another source for determining fair value is matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark securities. The Company's held to maturity securities for which fair value is determined through the use of such pricing models and matrix pricing are classified as Level 2 assets.

Other Investments

The carrying amount shown as other investments approximates fair value.

Federal Home Loan Bank Stock

The carrying amount shown as Federal Home Loan Bank Stock approximates fair value.

Loans

The fair value of both fixed and floating rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings for the remaining maturities. The cash flows considered in computing the fair value of such loans are segmented into categories relating to the nature of the contract and collateral based on contractual principal maturities. Appropriate adjustments are made to reflect probable credit losses. Cash flows have been adjusted for such factors as prepayment risk or the effect of the maturity of balloon notes. The fair value of floating rate loans are estimated at market value. At each reporting period, the Company determines which loans are impaired. Accordingly, the Company's impaired loans are reported at their estimated fair value on a non-recurring basis. An allowance for each impaired loan, which are generally collateral-dependent, is calculated based on the fair value of its collateral. The fair value of the collateral is based on appraisals performed by third-party valuation specialists. Factors including the assumptions and techniques utilized by the appraiser are considered by Management. If the recorded investment in the impaired loan exceeds the measure of fair value of the collateral, a valuation allowance is recorded as a component of the allowance for loan losses. Impaired loans are non-recurring Level 3 assets.

Other Real Estate

In the course of lending operations, Management may determine that it is necessary to foreclose on the related collateral. Other real estate acquired through foreclosure is carried at fair value, less estimated costs to sell. The fair value of the collateral is based on appraisals performed by third-party valuation specialists. Factors including the assumptions and techniques utilized by the appraiser are considered by Management. If the current appraisal is more than one year old and/or the loan balance is more than $200,000, a new appraisal is obtained. Otherwise, the Bank's in-house property evaluator and Management will determine the fair value of the collateral, based on comparable sales, market conditions, Management's plans for disposition and other estimates of fair value obtained from principally independent sources, adjusted for estimated selling costs. Other real estate is a non-recurring Level 3 asset.

Cash Surrender Value of Life Insurance

The carrying amount of cash surrender value of bank-owned life insurance approximates fair value.

Intangible Asset

The carrying amount shown as intangible asset approximates fair value.

Deposits

The fair value of all deposits both non-interest bearing and interest bearing demand and savings deposits along with time deposits are estimated by discounting the cash flows using the Federal Home Loan Bank bulletin curve rates deposits with similar remaining maturities. The cash flows considered in computing the fair value of such deposits are based on contractual maturities.

Borrowings from Federal Home Loan Bank

The fair value of Federal Home Loan Bank ("FHLB") fixed and variable rate borrowings is estimated using repricing rates for similar types of borrowing arrangements.

The balances of available for sale securities, which are the only assets measured at fair value on a recurring basis, by level within the fair value hierarchy and by investment type, as of December 31, 2022 and 2021, were as follows (in thousands):

	Total		Fair Value Measurements Using				
			Level 1		Level 2		Level 3
December 31, 2022:							
U.S. Treasuries	$	108,368	$		$	108,368	$
Mortgage-backed securities		56,439				56,439	
Collateralized mortgage obligations		107,377				107,377	
States and political subdivisions		77,984				77,984	
Total	$	350,168	$		$	350,168	$
December 31, 2021:							
U.S. Treasuries	$	73,154	$		$	73,154	$
Mortgage-backed securities		71,982				71,982	
Collateralized mortgage obligations		129,987				129,987	
States and political subdivisions		101,680				101,680	
Total	$	376,803	$		$	376,803	$
Total	$	753,606	$		$	753,606	$

Impaired loans, which are measured at fair value on a non-recurring basis, by level within the fair value hierarchy as of December 31, 2022 and 2021 were as follows (in thousands):

	Total		Fair Value Measurements Using				
December 31:			Level 1		Level 2		Level 3
2022	$	1,026	$		$		$	1,026
2021	$	129	$		$		$	129

Other real estate, which is measured at fair value on a non-recurring basis, by level within the fair value hierarchy as of December 31, 2022 and 2021 are as follows (in thousands):

				Fair Value Measurements Using		
December 31:	Total		Level 1	Level 2		Level 3
2022	$ 259	$		$	$	259
2021	$ 1,891	$		$	$	1,891

The following table presents a summary of changes in the fair value of other real estate which is measured using Level 3 inputs (in thousands):

	2022	2021
Balance, beginning of year................................	$ 1,891	$ 3,475
Loans transferred to ORE		14
Sales	(1,477)	(1,299)
Write-downs..	(155)	(299)
Balance, end of year	$ 259	$ 1,891

The carrying value and estimated fair value of financial instruments, by level within the fair value hierarchy, at December 31, 2022 and 2021 are as follows (in thousands):

	Carrying Amount	Fair Value Measurements Using			Total
		Level 1	Level 2	Level 3	
December 31, 2022:					
Financial Assets:					
Cash and due from banks......................	$ 32,836	$ 32,836	$	$	$ 32,836
Available for sale securities	350,168		350,168		350,168
Held to maturity securities....................	195,217		180,050		180,050
Other investments.................................	350	350			350
Federal Home Loan Bank stock	2,175		2,175		2,175
Loans, net	234,540			223,494	223,494
Cash surrender value of life insurance...	20,768		20,768		20,768
Intangible asset....................................	600			600	600
Financial Liabilities:					
Deposits:					
Non-interest bearing...........................	198,097	198,097			198,097
Interest bearing	587,683			497,950	497,950
Borrowings from Federal Home Loan Bank..					

	Carrying Amount	Fair Value Measurements Using Level 1	Level 2	Level 3	Total
December 31, 2021:					
Financial Assets:					
Cash and due from banks	$ 49,991	$ 49,991	$	$	$ 49,991
Available for sale securities	376,803		376,803		376,803
Held to maturity securities	110,208		111,340		111,340
Other investments	2,404	2,404			2,404
Federal Home Loan Bank stock	2,153		2,153		2,153
Loans, net	235,851			238,305	238,305
Cash surrender value of life insurance	20,150		20,150		20,150
Financial Liabilities:					
Deposits:					
Non-interest bearing	193,473	193,473			193,473
Interest bearing	511,365			512,034	512,034
Borrowings from Federal Home Loan Bank	889		1,072		1,072

NOTE Q: ACQUISITION OF CORPORATE TRUST BUSINESS

On March 17, 2022, the bank subsidiary signed a definitive agreement with Trustmark National Bank ("Trustmark") to acquire substantially all of the Trustmark's corporate trust business for a purchase price of $650,000. This book of business was added to the bank subsidiary's existing corporate trust portfolio in its Asset Management and Trust Services Department. The purchase was approved by the Federal Deposit Insurance Corporation and closed on August 15, 2022, during the third quarter of 2022.

NOTE R: SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the time of the filing of its Annual Report on Form 10K. As of the time of filing, there were no material, reportable subsequent events.

WIPFLI

235 Peachtree Street, NE
Suite 1800
Atlanta, GA 30303

404 588 4200
wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Peoples Financial Corporation
Biloxi, Mississippi

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of condition of Peoples Financial Corporation and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2022, and changes in shareholders' equity for each of the two years in the period ended December 31, 2022, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WIPFLI

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Estimate of allowance for loan losses – reserves related to loans collectively evaluated for impairment

As described in Notes A and C to the financial statements, the Company's allowance for loan losses ("ALL") totaled $3,109,000 relating to loans collectively evaluated for impairment (general reserve). The Company estimated the general reserve using the historical loss method which utilizes historical loss rates of pools of loans with similar risk characteristics applied to the respective loan pool balances. These amounts are then adjusted for certain qualitative factors related to current economic and general conditions currently observed by management.

We identified the estimate of the general reserve portion of the ALL as a critical audit matter because auditing this portion of the ALL required significant auditor judgment and involved significant estimation uncertainty requiring industry knowledge and experience.

The primary audit procedures we performed to address this critical audit matter included:

- We tested the completeness and accuracy of the data used by management to calculate historical loss rates.

- We tested the completeness and accuracy of the data used by management in determining qualitative factor adjustments, including the reasonable and supportable factors, by agreeing them to internal and external information.

- We analyzed the qualitative factors in comparison to historical periods to evaluate the directional consistency in relation to the Company's loan portfolio and local economy.

We have served as the Company's auditor since 2006.

Wipfli LLP

Atlanta, Georgia
March 15, 2023

Changes in Company's Certifying Accountant

Wipfli LLP ("Wipfli") has served as the independent registered public accounting firm for the Company since October 2019 following its acquisition of Porter Keadle Moore, LLC, a predecessor firm which had served as the independent registered public accounting firm for the Company since 2006. However, as announced on its Form 8-K Current Report filed on October 3, 2022, the Board of the Company, through its Audit Committee, conducted a competitive process to determine the Company's independent registered public accounting firm commencing with the Company's fiscal year ending December 31, 2023. The Audit Committee invited several independent registered public accounting firms to participate in this process, including Wipfli.

Following review of proposals from the independent registered public accounting firms that participated in the process, on September 28, 2022, upon recommendation from the Audit Committee, the Board of the Company approved the engagement of Postlethwaite & Netterville ("P&N") as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2023, subject to ratification of the engagement at the Annual Meeting. Wipfli, the Company's current independent registered public accounting firm, continued as the Company's independent registered public accounting firm for the year ended December 31, 2022.

Wipfli's reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2020, 2021 and 2022 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2020, 2021 and 2022, there were: (i) no disagreements within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions between the Company and Wipfli on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Wipfli's satisfaction, would have caused Wipfli to make reference thereto in their reports; and (ii) no "reportable events" within the meaning of Item 604(a)(1)(v) of Regulation S-K.

The Company has been advised that neither P&N nor any of its partners has any direct or any material indirect financial interest in the securities of the Company or any of its subsidiaries, except as auditors and consultants on accounting procedures. The Board does not anticipate that representatives of Wipfli LLP or P&N will attend the Annual Meeting.

During the fiscal years ended December 31, 2022, 2021 and 2020, (i) neither the Company, nor anyone on its behalf, consulted with P&N with respect to the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company's financial statements, and (ii) neither a written report nor oral advice was provided to the Company that P&N concluded was an important factor considered by the Company in reaching a decision as to: (a) any accounting, auditing or financial reporting issue; (b) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) and the related instructions, or (c) any reportable event of the type described in Item 304(a)(1)(v) of Regulation S-K.

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES
FIVE-YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL INFORMATION

(In thousands except per share data)

	2022	2021	2020	2019	2018
Balance Sheet Summary					
Total assets	$ 861,639	$ 818,950	$ 668,019	$ 594,552	$ 616,493
Available for sale securities	350,168	376,803	180,130	196,311	222,110
Held to maturity securities	195,217	110,208	75,688	52,231	54,598
Loans, net of unearned discount	237,878	239,162	278,421	268,949	273,346
Deposits	785,780	704,838	550,498	476,143	473,506
Borrowings from FHLB		889	969	3,526	36,142
Shareholders' equity	55,194	91,729	94,859	94,973	86,641
Summary of Operations					
Interest income	$ 23,708	$ 20,292	$ 19,308	$ 20,928	$ 19,750
Interest expense	2,158	830	1,581	3,246	2,658
Net interest income	21,550	19,462	17,727	17,682	17,092
Provision for (reduction of) loan losses	80	(5,663)	6,002		122
Net interest income after provision for loan losses	21,470	25,125	11,725	17,682	16,970
Non-interest income	6,895	6,470	7,251	6,367	6,103
Non-interest expense	21,855	22,622	21,534	22,202	22,206
Income (loss) before taxes	6,510	8,973	(2,558)	1,847	867
Income tax expense (benefit)	(2,431)	62			(36)
Net income (loss)	$ 8,941	$ 8,911	$ (2,558)	$ 1,847	$ 903
Per Share Data					
Basic and diluted earnings (loss) per share	$ 1.91	$ 1.84	$ (.52)	$ .37	$ .18
Dividends per share	.19	.16	.02	.03	.02
Book value	11.80	19.61	19.44	19.21	17.53
Weighted average number of shares	4,678,186	4,844,248	4,893,151	4,943,186	5,031,778
Selected Ratios					
Return on average assets	1.06%	1.19%	(.40%)	0.30%	0.15%
Return on average equity	12.17%	9.55%	(2.70%)	2.03%	1.05%
Risk-based capital ratios:					
Tier 1	20.48%	20.71%	21.91%	25.08%	24.05%
Total	21.18%	21.44%	23.00%	26.22%	25.30%

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES
CORPORATE INFORMATION AND MARKET INFORMATION

Corporate Information:

Mailing Address
P.O. Box 529
Biloxi, MS 39533-0529

Physical Address
152 Lameuse Street
Biloxi, MS 39530

Website
www.thepeoples.com

Corporate Stock
The common stock of Peoples Financial
Corporation is traded on the OTCQX Best
Market under the symbol: PFBX.

S.E.C. Form 10-K Requests
A copy of the Annual Report on Form 10-K,
as filed with the Securities and Exchange
Commission, may be obtained without charge
by directing a written request to:

Peoples Financial Corporation
Chief Financial Officer
P.O. Box 529, Biloxi, MS 39533-0529
investorrelations@thepeoples.com

Shareholder Information
For investor relations and general information about
Biloxi, MS 39533-0529
Peoples Financial Corporation:

Investor Relations
The Peoples Bank, Biloxi, Mississippi
P.O. Box 529, Biloxi, MS 39533-0529
(228) 435-8205
investorrelations@thepeoples.com

For information about the common stock of Peoples
Financial Corporation, including dividend reinvestment
and other transfer agent inquiries:

Asset Management and Trust Services Department
The Peoples Bank, Biloxi, Mississippi
P.O. Box 1416, Biloxi, MS 39533-1416
(228) 435-8208
investorrelations@thepeoples.com

Independent Registered Public Accounting Firm
Wipfli LLP
Atlanta, Georgia

Market Information:

The Company's stock is traded on the OTCQX Best Market ("OTCQX") under the symbol PFBX. As of March 08, 2023, there were approximately 381 holders of the Company's common stock, which does not reflect persons or entities that hold our common stock in nominee or "street" name through various brokerage firms. At that date, the Company had 4,678,186 shares of common stock issued and outstanding.

The following is a summary of the high and low bid prices of our common stock for the periods indicated as reported by OTCQX. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Year	Quarter	High		Low		Dividend Per share
2022............	1st	$	17.75	$	15.70	$
	2nd		16.30		15.25	.09
	3rd		17.75		14.80	
	4th		16.25		14.11	.10
2021............	1st	$	17.08	$	13.16	$
	2nd		17.87		16.00	.10
	3rd		16.60		15.15	
	4th		17.00		15.79	.06

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES
BRANCH LOCATIONS
The Peoples Bank, Biloxi, Mississippi

BILOXI BRANCHES

Main
152 Lameuse Street, Biloxi, MS 39530
(228) 435-5511

Asset Management and Trust Department
Personal and Corporate Trust Services
758 Vieux Marche, Biloxi, MS 39530
(228) 435-8208

Cedar Lake
1740 Popps Ferry Road, Biloxi, MS 39532
(228) 435-8688

West Biloxi
2560 Pass Road, Biloxi, MS 39531
(228) 435-8203

GULFPORT BRANCHES

Armed Forces Retirement Home
1800 Beach Drive, Gulfport, MS 39507
(228) 897-8724

Downtown Gulfport
1105 30th Avenue, Gulfport, MS 39501
(228) 897-8715

Handsboro
0412 E. Pass Road, Gulfport, MS 39507
(228) 897-8717

Orange Grove
12020 Highway 49 North, Gulfport, MS 39503
(228) 897-8718

OTHER BRANCHES

Bay St. Louis
408 Highway 90 East, Bay St. Louis, MS 39520
(228) 897-8710

Diamondhead
5429 West Aloha Drive, Diamondhead, MS 39525
(228) 897-8714

D'Iberville – St. Martin
10491 Lemoyne Blvd, D'Iberville, MS 39540
(228) 435-8202

Gautier
2609 Highway 90, Gautier, MS 39553
(228) 497-1766

Long Beach
298 Jeff Davis Avenue, Long Beach, MS 39560
(228) 897-8712

Ocean Springs
2015 Bienville Blvd., Ocean Springs, MS 39564
(228) 435-8204

Pass Christian
301 East Second Street, Pass Christian, MS 39571
(228) 897-8719

Saucier
17689 Second Street, Saucier, MS 39574
(228) 897-8716

Waveland
470 Highway 90, Waveland, MS 39576
(228) 467-7257

Wiggins
1312 S. Magnolia Drive, Wiggins, MS 39577
(228) 897-8722

PEOPLES FINANCIAL CORPORATION AND SUBSIDIARIES
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS
Peoples Financial Corporation

Chevis C. Swetman	*Chairman; President and Chief Executive Officer, Peoples Financial Corporation and The Peoples Bank, Biloxi, Mississippi*
Jeffrey H. O'Keefe	*Vice Chairman; Chief Executive Officer, Bradford-O'Keefe Funeral Homes, Inc.*
Ronald G. Barnes	*President and Chief Executive Officer, Coast Electric Power Association*
Padrick D. Dennis	*Vice-President, Specialty Contractors & Associates, Inc.*
Paige Reed Riley	*Owner, Hillyer House*
George J. Sliman, III	*President, SunStates Holdings, Inc.*

EXECUTIVE OFFICERS
Peoples Financial Corporation

Chevis C. Swetman	*President and Chief Executive Officer*
A. Wes Fulmer	*Executive Vice-President*
J. Patrick Wild	*First Vice-President*
A. Tanner Swetman	*Second Vice-President*
Brian J. Kozlowski	*Vice-President and Secretary*
Christy N. Ireland	*Third Vice-President*
Leslie B. Fulton	*Chief Financial Officer and Controller*

BOARD OF DIRECTORS
The Peoples Bank, Biloxi, Mississippi

Chevis C. Swetman	*Chairman; President and Chief Executive Officer, Peoples Financial Corporation and The Peoples Bank, Biloxi, Mississippi*
Liz Corso Joachim	*Vice Chairperson; President, Frank P. Corso, Inc.*
Ronald G. Barnes	*President and Chief Executive Officer, Coast Electric Power Association*
Padrick D. Dennis	*Vice-President, Specialty Contractors & Associates, Inc.*
A. Wes Fulmer	*Executive Vice-President, Peoples Financial Corporation and The Peoples Bank, Biloxi, Mississippi*
Jeffrey H. O'Keefe	*Chief Executive Officer, Bradford-O'Keefe Funeral Homes, Inc.*
Paige Reed Riley	*Owner, Hillyer House*
George J. Sliman, III	*President, SunStates Holdings, Inc.*
A. Tanner Swetman	*Senior Vice-President, The Peoples Bank, Biloxi, Mississippi and Second Vice-President, Peoples Financial Corporation*

EXECUTIVE OFFICERS
The Peoples Bank, Biloxi, Mississippi

Chevis C. Swetman	*President and Chief Executive Officer*
A. Wes Fulmer	*Executive Vice-President and Chief Banking Officer*
Leslie B. Fulton	*Senior Vice-President and Cashier*
J. Patrick Wild	*Senior Vice-President and Chief Credit Officer*
A. Tanner Swetman	*Senior Vice-President and Chief Operating Officer*
Brian J. Kozlowski	*Senior Vice-President and Chief Administration Officer*
Christy N. Ireland	*Senior Vice-President and Chief Risk Officer*